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                           BIOSAFE INTERNATIONAL, INC.









                                  ANNUAL REPORT





                                      1995



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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 10-K

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1995

                         Commission file number 0-25998

                           BIOSAFE INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                              --------------------

            Nevada                                               95-4203626
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

            10 Fawcett Street
        Cambridge, Massachusetts                                     02138
(Address of principal executive offices)                          (Zip Code)

                                 (617) 497-4500
              (Registrant's telephone number, including area code)

                              --------------------

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
                     Series A Warrants
                     Series C Warrants
                     Series D Warrants
                     Series E Warrants
                     Placement Agent Warrants

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                             ---    ---

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

     As of April 29, 1996, the market value of the voting stock of the Registrant held by non-affiliates of the Registrant was $26,020,643.

     The number of shares of the Registrant's common stock, par value $.001 per share, outstanding as of April 29, 1996 was 11,759,254.


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


                                TABLE OF CONTENTS

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
PART I   ..................................................................................................1

  Item 1.  Business........................................................................................1
  Item 2.  Properties.....................................................................................13
  Item 3.  Legal Proceedings..............................................................................13
  Item 4.  Submission of Matters to a Vote of Security Holders ...........................................14

PART II  .................................................................................................14

  Item 5.  Market For Registrant's Common Equity and Related Stockholder
               Matters....................................................................................14
  Item 6.  Selected Financial Data........................................................................15
  Item 7.  Management's Discussion and Analysis of Financial Condition
               and Results of Operations .................................................................17
  Item 8.  Financial Statements and Supplementary Data....................................................24
  Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial
               Disclosure.................................................................................26

PART III .................................................................................................26

  Item 10.  Directors and Executive Officers..............................................................26
  Item 11.  Executive Compensation........................................................................26
  Item 12.  Security Ownership of Certain Beneficial Owners and Management................................26
  Item 13.  Certain Relationships and Related Transactions................................................26

PART IV  .................................................................................................27

  Item 14.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K..............................27

Signatures................................................................................................29




                                       (i)

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     This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Affecting Future Operating Results" on page 16 of this Form 10-K.

                                     PART I

ITEM 1.  BUSINESS

     BioSafe International, Inc. (the "Company" or "BioSafe") is engaged in the business of rehabilitating landfills to permit their continued operation with increased capacity in an environmentally sound manner (referred to by BioSafe as "landfill remodeling"). BioSafe has developed technologies for size reduction and handling of waste materials for use in landfill remodeling. Prior to March 27, 1996, BioSafe had been actively developing other technologies with potential application in a number of business areas, including the manufacture of useful materials from tires and other recycled materials, contaminated soil cleanup and recycling, industrial sludge disposal, size reduction equipment design and manufacture (collectively, the "Ancillary Technologies"), and infectious medical waste disposal. BioSafe is not currently allocating its resources or activities to the development or commercial exploitation of the Ancillary Technologies. See "Business--Discontinued Operations, Restructuring and Management Change."

     BioSafe is focusing its resources and activities on the development of its landfill remodeling business. As its primary effort in this area, BioSafe is engaged in a project with the Town of Fairhaven, Massachusetts to remodel the Town's existing 26-acre landfill. BioSafe entered into a definitive agreement with the Town on July 25, 1994 for this project under which BioSafe is remodeling and operating the landfill for the Town, and has secured a long-term contract with a major solid waste management company to supply waste to the landfill. The remodeled landfill is expected to have an additional capacity of approximately 1.5 million tons. With a planned fill rate of approximately 400 tons per day, the total project life is estimated to be approximately twelve years.

     The Company has also acquired, through a joint venture in which the Company has an 80% interest, a landfill located in Moretown, Vermont. The available potential new capacity at this landfill is estimated at approximately 1.5 million tons. The Company intends to complete and operate this landfill and, to increase its new capacity by remodeling other unlined portions of the landfill.

     BioSafe is actively pursuing additional opportunities in landfill remodeling and landfill operations and is involved in various stages of project evaluation, discussion or negotiation on several potential landfill remodeling projects and landfill acquisitions. At the present time, in addition to the projects under contract in Fairhaven, Massachusetts and Moretown, Vermont, BioSafe is focusing on the following potential projects:

     o The Company and the Town of South Hadley, Massachusetts have entered into a contract that provides for BioSafe to operate and remodel an existing 26-acre landfill in South Hadley.

     o The Company and the Town of Buckland, Massachusetts have entered into a contract that provides for BioSafe to operate and remodel an existing 10-acre landfill in Buckland.

     o The Company has agreed to form a joint venture in which the Company will have an 80% interest for the purpose of purchasing an option to acquire a large landfill located in Middleton and Rush Townships, Pennsylvania, subject to the receipt of satisfactory title insurance, successful permitting and community acceptance of the landfill for remodeling and operation.



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     o    The Company has been selected by the Town of Orange, Massachusetts as the vendor of choice to negotiate a definitive agreement to remodel the existing 20-acre Orange, Massachusetts landfill.

     o The Company has been selected by the Town of Oak Bluffs in Martha's Vineyard, Massachusetts as the vendor of choice to negotiate a definitive agreement to remodel the existing Martha's Vineyard, Massachusetts landfill.

     o In December 1995, the Company entered into an agreement to form BioSafe Europe PLC ("BioSafe Europe"), which is planned as a public limited liability company, to introduce BioSafe's landfill remodeling technology throughout Europe and certain other territories.

Each of these projects is subject to various financing and operational uncertainties, which are more fully discussed under "Business--Landfill Remodeling" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Affecting Future Operating Results."

     BioSafe is a Nevada corporation with its principal executive offices at 10 Fawcett Street, Cambridge, Massachusetts 02138. Its telephone number is (617) 497-4500.

COMPANY BACKGROUND AND 1995 REORGANIZATION

     The Company was incorporated in Nevada in 1989 as Zoe Capital Corp. and had no operations until March 29, 1995. On that date, the Company acquired BioSafe, Inc., a Delaware corporation, through a merger with a subsidiary of the Company (the "Acquisition"), and the Company changed its name to "BioSafe International, Inc." BioSafe, Inc. was incorporated in Delaware in April 1990. Pursuant to an Agreement and Plan of Merger dated March 17, 1995 among the Company, BioSafe, Inc., a subsidiary of the Company and certain shareholders of the Company, all persons serving as directors and officers of the Company resigned upon the consummation of the Acquisition. The persons serving as directors and officers of BioSafe, Inc. immediately prior to the consummation of the Acquisition were elected to the same offices with the Company and retained their positions as directors and officers of BioSafe, Inc. Prior to the Acquisition, neither BioSafe nor any affiliate of BioSafe had an interest in Zoe Capital Corp.

DISCONTINUED OPERATIONS, RESTRUCTURING AND MANAGEMENT CHANGE

     On March 27, 1996, the Company announced its intention to take meaningful actions to conserve cash and working capital, including the restructuring of the Company's operations to focus its resources and activities on its core business of landfill remodeling and operation. On that date, the Company ceased operations at its technology center in Woburn, Massachusetts and discharged all employees and consultants previously engaged in developing the Ancillary Technologies, and Major Sports Fantasies, Inc., a business unrelated to the environmental industry. In addition, the Company discharged certain employees involved in the Company's core landfill remodeling and operation business, including administrative, marketing and sales, and operations. No substantial revenues have been received from the technology center operations and Major Sports Fantasies, Inc. activities.

     In connection with the anticipated discontinuance of these operations, the Company recorded a nonrecurring charge to 1995 earnings primarily related to the write-down of assets to estimated net realizable value. During the first quarter of 1996, the Company will record an as yet unknown charge to earnings for estimated costs of discontinuing these operations and restructuring.

     The Company is currently maintaining ownership of its infectious medical waste disposal technology (which is fully developed and requires no further development costs), which is outside the Company's core landfill remodeling and operations business, subject to the non-exclusive purchase option described in the following paragraph.


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     On March 27, 1996, Dr. Richard H. Rosen resigned from the offices of
Chairman of the Board of Directors, President, Chief Executive Officer and Treasurer of the Company and all of its subsidiaries and affiliates. The Board of Directors named Philip Strauss, Chief Operating Officer, to additional positions of Chief Executive Officer, President and Treasurer of the Company and named Jay Matulich as interim Chairman of the Board of Directors. In connection with Dr. Rosen's resignation, the Company granted Dr. Rosen a 90-day non-exclusive option to purchase the Company's medical waste technology, and the technology center operations described above, which are not used in the Company's core landfill remodeling and operation business, at a price to be determined by independent appraisal. The Company retains a right to accept a competing offer deemed preferable by the Company, subject to a right of first refusal by Dr. Rosen.

INDUSTRY BACKGROUND

     Achieving safer and more efficient disposal and management of solid waste is an increasingly pressing problem for a wide variety of participants in the nation's economy--ranging from municipalities which must provide for the disposal of household, industrial and commercial trash. National and state policies are imposing increasing constraints on solid waste disposal, creating a need for creative and effective approaches to the engineering problems that are involved. Of particular importance to BioSafe's landfill remodeling business are policies being implemented by the U.S. Environmental Protection Agency ("US EPA") and State environmental regulatory authorities that are compelling the closure of most existing unlined landfills throughout the country. At the same time, the Clean Air Act Amendments of 1990 require the imposition of stringent limitations on the emission of toxic substances into the atmosphere from incinerators, further limiting the available options for disposal of solid waste.

     Several categories of technology, such as materials handling and size reduction technology, are of particular importance in the different stages of solid waste disposal and management. Materials handling and size reduction technology is useful because of the large volume of the materials involved in most waste streams and the specialized handling that may be required in order to achieve separation into usable and/or recyclable components. Size reduction technology is useful in order to convert all material to be processed to a uniform size so that it can be efficiently handled and effectively processed.

     The solid waste disposal industry offers opportunities for a company with engineering technology, know-how and experience to apply technologies to particular disposal problems. It is first necessary to identify and evaluate appropriate project areas which offer the best opportunity to generate substantial revenue and profits from the application of available technologies. Substantial effort is required to understand the materials that are involved in the waste stream and the economic context, and to develop an effective strategy for dealing with those materials. If this can be accomplished successfully, BioSafe believes that it will generally be possible to structure profitable projects by establishing ventures in which the Company can play an ongoing role in the implementation and management of the solution on a revenue-producing basis.

BIOSAFE TECHNOLOGY AND STRATEGY

     BioSafe, Inc., a wholly-owned subsidiary of the Company, was formed in 1990 to provide solutions for various waste disposal problems that are currently major concerns to municipalities, industry and health-care providers and are a principal area of focus for environmentalists.

     BioSafe has focused its work on the development and implementation of proprietary processes which may offer practical benefits to entities faced with meeting regulatory restrictions on the handling and disposal of waste, including reductions in capital cost, reductions in operating cost, recycling of all recyclable materials and reductions of environmental risk. BioSafe has developed technology in two important areas of waste processing, materials handling and size reduction. These technologies are central to BioSafe's landfill remodeling process, which reduces all existing landfill materials to a size that can be handled efficiently in a continuous process.


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LANDFILL REMODELING

     BioSafe is now focusing its resources and activities principally on the landfill remodeling business. This decision has been arrived at based on BioSafe's work to date in connection with the remodeling and operation of the existing 26-acre landfill at Fairhaven, Massachusetts and its existing landfill at Moretown, Vermont (described in more detail below) and BioSafe's investigation of market opportunities for landfill remodeling and operation. Revenues from landfill operations for 1995 amounted to $1,344,397.

     Municipal waste at landfills, even if it has been in place for many years, typically contains a large amount of low-density, unshredded material. By processing and recycling this material through BioSafe's soil separation and size reduction equipment, it is possible to achieve volume reductions of approximately 40-80%, based on the Company's feasibility studies at various municipal landfills and its initial remodeling work at the Fairhaven landfill to date. Depending on the size of the landfill to be remodeled, BioSafe may place its transportable shredding equipment at the landfill. BioSafe can then begin to process all of the material on the site. As an area is excavated and processed, the landfill can be lined in accordance with current environmental standards. At that time, the site can receive municipal solid waste and the reprocessed landfill waste.

     As this procedure continues through the entire site, it is expected that
(a) the entire landfill can be brought into compliance with current applicable environmental regulations; (b) the useful life of the landfill can be extended as a result of the volume reduction and in effect the creation of substantial new capacity, which represents an opportunity to generate revenues from tipping fees for many additional years; and (c) the high cost of closing down a landfill in compliance with current environmental regulations can be deferred for years into the future and can be financed through a sinking fund funded by a share of fees for the use of landfill capacity that are charged to persons bringing waste into the landfill (referred to as "tipping fees"). The economic life of a landfill depends upon the amount of waste per day that the landfill is permitted to accept, the site conditions and relevant regulations governing the geometric configuration of the landfill, and the amount of additional space that can be created by the size reduction of waste material taking into account the nature of the material found in that particular landfill. At Fairhaven, for example, the remodeled landfill is expected to have an additional capacity of approximately 1.5 million tons. With a planned fill rate of approximately 400 tons per day, the total project life is estimated to be approximately twelve years.

     The Company's approach to landfill remodeling is based on extensive professional experience of its engineering personnel in connection with materials handling and size reduction technologies, including field testing of the technologies employed by the Company. In connection with any particular landfill remodeling project, the Company conducts extensive feasibility studies, including core samples of existing landfill content, to serve as the basis for projected volume reduction to be achieved through extraction of reusable materials and compacting. At this time, the Company has developed significant experience through initial remodeling activities at the Fairhaven landfill. In developing its landfill remodeling strategy, the Company has consulted extensively with State regulatory authorities in various states having permitting and regulatory authority over landfills which the Company is evaluating for possible remodeling. In particular, in connection with the plan approval and permitting of the Fairhaven landfill project, the Company has made numerous presentations to the Massachusetts Department of Environmental Protection ("DEP"), and has consulted and met frequently with DEP personnel, in relation to technical, regulatory and broader policy issues relating to landfill remodeling projects.

         The economics of this proposed solution to the above-described landfill problems will vary from location to location based upon the particular circumstances of a project, and no assurance can be given that the utilization of BioSafe's landfill remodeling technology can achieve cost effective results at any particular landfill.


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     FAIRHAVEN LANDFILL PROJECT

     The Fairhaven landfill project involves the remodeling of the municipal landfill of Fairhaven, Massachusetts. The proposed rehabilitation of the Fairhaven landfill by BioSafe is designed to create substantial new space within the existing landfill as well as to upgrade the landfill consistent with current regulatory standards. A part of operating revenues will be used to pay a host community fee to the Town ("host Town fee") and a closure fund fee which contributes to the Town's ultimate landfill closure costs. The balance will be retained by BioSafe. The Company began work at the Fairhaven landfill project in February 1995, when it began processing waste materials and remodeling the landfill. On June 22, 1995, the Company assumed full operation of the landfill and has been accepting waste at a maximum average rate of 150 tons per day until phase 1 of the first remodeled cell is completed and an authorization to operate ("ATO") is granted under the applicable permit. On October 11, 1995, a Major Modification Permit was issued by the Massachusetts DEP with respect to the project, including an Authorization to Construct ("ATC") and remodel the first of three "cells" of the landfill (about 6 1/2 acres). This permit has been challenged in state court by certain residents of the Town of Fairhaven. See "Legal Proceedings." After construction of phase one of the first cell of the Fairhaven landfill is completed, the Company will need to obtain an Authorization to Operate for operation of this phase of the cell as planned. When and if the ATO is issued, and if there is not an adverse result in the permit litigation, the Company will be permitted to accept waste at a rate of approximately 400 tons per day.

     The Fairhaven landfill project involves the excavation of the existing landfill, separation of soil and ferrous metals from the excavated material, shredding and compacting the separated waste, and finally returning such waste to a newly-created landfill cell. Prior to returning the material to the landfill, the Fairhaven landfill will be lined and brought up to applicable regulatory standards. Costs of lining the landfill and providing leachate and methane gas collection systems, representing the principal improvements required to satisfy regulatory requirements, account for a substantial portion of the total capital investment required for the project. The proposed rehabilitation will be accomplished in stages, starting with the creation of an initial cell which is lined and used for re-depositing the compacted waste and accepting new waste.

     The Fairhaven landfill project is based upon existing excavation, materials handling, size reduction and other technologies with which the Company and its personnel have experience. However, the Company has not previously carried out any landfill remodeling project, and is not aware of any equivalent project carried out by other persons. Based on its feasibility studies and the experience of the Company and its personnel with the processes required to be carried out in connection with the remodeling and operation of the landfill, the Company believes that it will be able to complete and operate the project on a profitable basis, but the Company has encountered and may continue to encounter costs or difficulties not envisioned in its project plan, and no assurance can be given that the Company's expectations of profitability will be satisfied. During the early stages of construction and operation of the Fairhaven project, the Company has found it necessary to make significant expenditures on activities required for the further development, refinement and enhancement of landfill remodeling methods, techniques and processes based on the practical experience gained at the site.

     BioSafe's feasibility studies in preparation for the Fairhaven landfill project have not indicated the presence of any hazardous materials in the landfill, and hazardous materials will not be accepted for disposal in the landfill in the future. Accordingly, the Company does not anticipate that it will encounter any material risk of toxic spills or similar incidents involving hazardous materials in its remodeling and operation of the landfill. The Company has established systems to protect site personnel and to monitor air quality in the vicinity of the landfill, at abutting residential and commercial areas in predominant downwind directions, and at a nearby public school, in relation to the baseline study on a continuing basis during remodeling and operation of the landfill, so that a prompt response may be initiated in the event that air quality problems should ever occur. The Company routinely monitors water quality as required by current environmental regulations.

         Although BioSafe and the Town of Fairhaven have entered into a definitive agreement, the ability of BioSafe and the Town to perform their respective duties and obligations thereunder is subject to various regulatory and other requirements which result in uncertainty. Carrying out the landfill remodeling and

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operating the landfill requires a number of regulatory approvals and permits.
Because of the administrative delays anticipated in preparing the required applications and obtaining the required approvals and permits, and because of its confidence of the landfill remodeling approach as applied to the Fairhaven site, the Company elected to proceed with preliminary project activities before all required approvals and permits were received. Preliminary project activities included engineering and environmental studies, the installation of air monitoring systems, the commencement of excavation and materials separation, permanent project financing activities and other general activities associated with contract negotiation and the permitting process. The Massachusetts DEP issued a Landfill Disruption Approval with respect to certain preliminary remodeling efforts in February 1995, and on July 18, 1995 approved an operating permit which allows BioSafe to continue operating the landfill at a daily capacity of 150 tons per day on average. On October 11, 1995, the Company received a Major Modification Permit including an Authorization to Construct and remodel phase 1 of the first of three "cells" of the landfill (about 6 1/2 acres). This permit has been challenged in state court by certain residents of the Town of Fairhaven. See "Legal Proceedings." Construction of phase 1 of the first cell of the Fairhaven landfill has been completed, and the Company is awaiting the ATO for operation of the cell as planned. Additional ATCs, ATOs and other minor permits will also be required for phase 1 of the first cell and for the second and third cells. The Company believes that the issuance of a permit to remodel phase 1 of the first cell reflects substantial acceptance of its remodeling approach as applied at the Fairhaven landfill by the Massachusetts environmental authorities, but no assurance can be given that further required ATCs, ATOs and other permits will be obtained on a timely basis. Pending completion of remodeling phase 1 of the first cell and issuance of the ATO for this phase, the Company is operating the landfill under prior permits. At December 31, 1995 BioSafe had invested approximately $6.0 million, raised principally through private placements of equity securities and equipment financing, in commencing performance under its agreement with the Town of Fairhaven. The Company estimates that the Fairhaven landfill project will require a total capital investment of approximately $20 million for completion as currently planned. On July 31, 1995, the Company entered into an agreement with Waste Management of Rhode Island, Inc. ("Waste Management") relating to the supply of waste materials to the Fairhaven landfill. Pursuant to this agreement, which has a term of 7 years, Waste Management will use the landfill to dispose of up to approximately 400 tons of waste per day, for which it will pay the Company tipping fees for each ton of waste delivered. The Fairhaven landfill project will require significant financing. One potential financing alternative for this project is the sale of tax-exempt industrial revenue bonds, and the Company has received initial approval from the Massachusetts Industrial Financing Agency ("MIFA") for such financing. The Company has engaged Oppenheimer & Co., Inc. as placement agent to market and sell these bonds, and Oppenheimer has identified a potential purchaser of the bonds, although no assurance can be given that such a purchase will be consummated. Negotiations for such a purchase have been delayed and could be terminated depending on the outcome of litigation relating to a permit granted for the Fairhaven landfill. See "Legal Proceedings." There can be no assurance that BioSafe and the Town of Fairhaven will receive all required regulatory approvals in order to complete this project, and that financing for this project can be obtained on commercially reasonable terms. If BioSafe for any reason is not able to complete the Fairhaven landfill project, or is not able to operate the project in accordance with its original plans, such circumstances would have a material adverse effect on BioSafe's financial condition and results of operations.

     MORETOWN, VERMONT LANDFILL PROJECT

     In addition to the Fairhaven landfill, the Company is currently in the process of permitting its acquired landfill in Moretown, Vermont. Although the Company's landfill remodeling plans generally focus primarily on the performance of landfill remodeling and operation under contract to the landfill owners, in the case of the Moretown project the Company has decided to acquire an interest in a landfill. On July 5, 1995, Waste Professionals of Vermont, Inc. ("WPV"), a corporation 80% owned by the Company, acquired the property of the Moretown, Vermont landfill, together with certain related assets. The Moretown landfill was acquired from an entity in bankruptcy which had owned the real estate on which the landfill had been operating pursuant to a lease. The currently available space at the landfill is estimated at approximately 1.5 million tons. The Company intends to complete and operate the landfill. In the future, at such time as additional capacity can be utilized, the Company may seek to expand the landfill's capacity by remodeling. The Company is seeking to obtain project financing for acquisition, development and working capital costs of the Moretown landfill project

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from a local bank and other sources, but no assurance can be given than such financing can be obtained on terms satisfactory to the Company. The Company's indirect ownership of the Moretown landfill involves a greater degree of exposure to potential environmental liabilities than is involved with the Fairhaven landfill project and other planned landfill remodeling projects, although the Company believes that the actual risk is manageable on the basis of its engineering and economic feasibility studies and its operating plans for the Moretown landfill.

     OTHER LANDFILL REMODELING PROJECTS

     At the present time, in addition to the projects under contract and operation in Fairhaven, Massachusetts and Moretown, Vermont, BioSafe is focusing on developing projects in New England, Pennsylvania and Europe.

     South Hadley, Massachusetts. One of the Company's landfill projects involves a landfill located on a 26-acre parcel in the Town of South Hadley, for which BioSafe and the Town entered into an operation and remodeling contract on August 22, 1995. The Town of South Hadley will retain full ownership of the landfill. The South Hadley landfill project will involve BioSafe utilizing its proprietary landfill remodeling technology in a similar application as in the Fairhaven landfill project. Thirteen of the 26 acres at this site may contain hazardous waste and may not be included in the first phase of the remodeling, subject to a feasibility study. The Company's ability to proceed with this project is subject to completion of regulatory procurement requirements, which to date are not completed.

     Buckland, Massachusetts. The Company entered into a contract with the Town of Buckland, Massachusetts in November 1995, under which BioSafe will operate and remodel the Buckland community landfill. Under the terms of the agreement, BioSafe will take over from the Town the complete operations of the 10-acre Buckland landfill; however, the Town of Buckland will retain full ownership of the landfill.

     Rushville, Pennsylvania. On December 28, 1995, the Company agreed to form a joint venture in which the Company will have an 80% interest for the purpose of purchasing an option to purchase a large landfill located in Middleton and Rush Townships, Pennsylvania (approximately 30 miles Southwest of Binghamton, New,
York), subject to the receipt of satisfactory title insurance, successful permitting and community acceptance of the landfill for remodeling and operation. Depending on the outcome of current due diligence and feasibility investigations, the joint venture may possibly purchase the landfill in the first half of 1997 if community acceptance and satisfactory permits are obtained. If the landfill is purchased, BioSafe would own an 80% joint venture interest in and would operate the Pennsylvania site as a municipal solid waste landfill. In addition to the continuous operation of the permitted acres, BioSafe would use its patented landfill remodeling technology to reclaim new disposal capacity in one area of this site. The location of the landfill would give BioSafe the ability to access waste streams from several large population centers including New York City, Long Island, Upstate New York, New Jersey and Pennsylvania.

         Orange, Massachusetts. The Company has been selected by the Town of Orange as the vendor of choice to negotiate an agreement to remodel the existing 20-acre Orange, Massachusetts landfill.
Negotiations regarding a definitive agreement are not yet complete.

         Martha's Vineyard, Massachusetts. The Company has been selected by the Town of Oak Bluffs on the Island of Martha's Vineyard, Massachusetts as the vendor of choice to negotiate an agreement to remodel the existing Oak Bluffs landfill. Negotiations regarding a definitive agreement are not yet complete.

         BioSafe Europe PLC. In December 1995, the Company entered into an agreement to form BioSafe Europe PLC ("BioSafe Europe") to introduce the Company's landfill remodeling technology throughout Europe and certain other territories. The joint venture agreement provides that the initial shareholders of BioSafe Europe will be the Company and GB First Capital Ventures, a European-based concern ("First Capital"). According to the joint venture agreement, First Capital is required to arrange an initial equity offering in Europe

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to raise a minimum of $8.0 million in equity capital on or before September 30,
1996. If such financing is not closed by such date, the joint venture agreement may be terminated at the option of the Company on or before March 30, 1997. In accordance with the antidilution provision of the joint venture agreement, the Company will own no less than 40% of the equity of BioSafe Europe after such initial equity offering.

     As part of the joint venture, the Company entered into an engineering services and licensing agreement with BioSafe Europe under which BioSafe Europe is granted the exclusive license to carry out landfill remodeling projects using the Company's technology in the European territory and in certain other territories. The Company will receive a 6% royalty on all project revenues and will provide continuing technological assistance on a fee basis.

MEDICAL WASTE TECHNOLOGY LICENSE

     On February 9, 1996, the Company entered into a licensing and royalty agreement with ScotSafe Limited for the exclusive rights to use BioSafe's continuous feed autoclave ("CFA") medical waste processing technology in the British Isles and Ireland. ScotSafe is a Glasgow, Scotland based company.

     Under the terms of the agreement with ScotSafe Limited, BioSafe will be paid $600,000 in licensing fees relating to the second ScotSafe medical waste processing plant, which is currently under construction and has not yet been completed. No fees were payable relating to the first such plant, which is currently in operation. The licensing agreement contemplates that ScotSafe will establish as many as nine CFA plants, each of which would result in additional licensing fees to BioSafe. In accordance with the agreement, BioSafe will provide technical assistance in connection with these facilities including facility design, installation, testing and training. In addition to royalty payments for each plant, ScotSafe has agreed to pay BioSafe for consulting and other services, and will reimburse the company for its out-of-pocket expenses and disbursements in connection with these services.

     In connection with Dr. Rosen's resignation on March 27, 1996, the Company granted him a 90- day non-exclusive option to purchase the Company's medical waste disposal technology, among other assets that are not used in the Company's core landfill remodeling and operation business, at a price to be determined by independent appraisal. The Company retains a right to accept a competing offer deemed preferable by the Company, subject to a right of first refusal by Dr. Rosen. See "Business--Discontinued Operations, Restructuring and Management Change."

MARKETS AND COMPETITION

     The solid waste disposal and management industry presents a broad variety of opportunities, and it is difficult to characterize the market in general terms. Likewise, the competitive environment is evolving rapidly, as new problems are identified and new technologies and approaches are developed for dealing with them. BioSafe faces competition or potential competition from a large number of companies, many of which have substantially greater resources than the Company. The Company believes that its engineering technology, know-how and experience represent potential competitive advantages, and it seeks also to compete by being prepared to understand and evaluate thoroughly the potential customer's problem and the materials involved before proposing a solution. In certain circumstances, the Company's marketing approach may require it to expend significant resources in preliminary phases of a project before there is any assurance that a project is feasible or that the Company's proposal will be accepted, which necessarily entails certain financial risks.

     At the present time the Fairhaven landfill project is believed to be the largest project of its kind in the United States. There have been some small landfill mining demonstration projects in Massachusetts, Florida, New York, and Pennsylvania. Landfill mining differs from landfill remodeling in that landfill mining's principal purposes are to reclaim recyclables and to reduce the footprint of the landfill to reduce and/or delay closure and postclosure costs. BioSafe is not aware of any major company involved in either landfill mining or remodeling at this time. BioSafe expects that significant competition is likely to develop as the benefits of the remodeling approach become more widely known, and that some potential competitors may have significantly greater resources than BioSafe. BioSafe has obtained patent protection for aspects of its remodeling technology. No assurance can be given, however, that competitors may not be able to successfully challenge BioSafe's patents, or develop landfill remodeling technologies which avoid these patents.

ENVIRONMENTAL REGULATION

     The Company and its customers are subject to extensive and evolving environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations are administered by the EPA and various other federal, state and local environmental, transportation, health and safety agencies. The Company believes that to a significant extent such laws and regulations have the effect of enhancing the potential market in which the Company operates, because the Company seeks to attract customers by offering them economical solutions to regulatory problems. On the other hand, such laws and regulations represent a potential constraint on the Company's operation of projects for its customers or for its own account.

     In order to develop and operate a landfill remodeling project, the Company must go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. These permits and zoning or land use approvals are difficult and time consuming to obtain and may be opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

     The Company's remodeling and operation of landfills subject it to certain operational, monitoring, site maintenance, closure and post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs, although in landfill projects carried out for municipalities or other customers the Company will seek to establish contractual arrangements under which the customer will assume the risk of any additional capital expenditure requirements arising from regulatory requirements. In connection with the Company's preliminary development of landfill remodeling projects, it is necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to remodel and increase the capacity of these landfills. Governmental authorities have the power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations or even closure of a landfill.

         The principal federal, state and local statutes and regulations applicable to the Company's operations are as follows:

         THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976. RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to insure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous wastes if they (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics and (ii) are not specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous. Among the wastes that are specifically designated as nonhazardous waste are household waste and special waste. These wastes, which will be accepted at the Company's landfills, may contain substances that may be as toxic or prove to cause contamination as some wastes classified and regulated as hazardous.

         In October 1991, the EPA adopted new regulations pursuant to Subtitle D of RCRA (the "Subtitle D Regulations"). These new regulations became generally effective in October 1993 (except for certain MSW landfills accepting less than 100 tons per day, as to which the effective date was April 9, 1994, and new financial assurance requirements, which become effective April 9, 1997) and include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, these regulations require that new landfill units meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater wells must also be installed at virtually all landfills to monitor groundwater quality. The regulations will also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that will protect human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D criteria. Many states have already adopted regulations or programs as stringent as or more stringent than the Subtitle D Regulations, which were first proposed in August 1988.

     THE FEDERAL WATER POLLUTION CONTROL ACT (THE "CLEAN WATER ACT"). The Clean Water Act establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites, into waters of the United States. If runoff or collected leachate from the Company's landfills is discharged into a water of the United States, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the new federal storm water regulations, which are designed to prevent possibly contaminated storm water from flowing into surface waters. The Company is working with the appropriate regulatory agencies to ensure that its facilities are in compliance with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. The Company has secured or has applied for the required discharge permits under the Clean Water Act or comparable state-delegated programs. To ensure compliance with the Clean Water Act pretreatment and discharge requirements, the Company has either installed wastewater treatment systems at its facilities to treat its effluent to acceptable levels before discharge or has arranged (or is arranging) to discharge its effluent to municipal wastewater treatment facilities.

         THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT OF 1980 ("SUPERFUND" OR "CERCLA"). CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" but can also be founded upon the existence of even very small amounts of the numerous "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, either at one of the Company's owned or operated facilities has been stored or disposed of, the enforcing agency could hold the Company completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorized the imposition of a lien in favor of the United States upon all real property subject to or affected by a remedial action for all costs for which a party is liable. The Company's ability to obtain reimbursement from others for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. In the past, legislation has been introduced in Congress to limit the liability of municipalities and others under CERCLA as generators and transporters of municipal solid waste. Although such legislation has not been enacted, if it were to pass it would limit the Company's ability to seek full contribution from municipalities for CERCLA cleanup costs even if the hazardous substances that were released and caused the need for cleanup at one of the Company's facilities were generated by or transported to the facility by a municipality.

         THE CLEAN AIR ACT. The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has recently promulgated new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. The EPA may also issue regulations controlling the emissions of particular regulated air pollutants from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the removal, handling and disposal of asbestos-containing materials.

         Each of the federal statutes described above contains provisions authorizing, under certain circumstances, the bringing of lawsuits by private citizens to enforce the provisions of the statutes.

         THE HAZARDOUS MATERIALS TRANSPORTATION ACT. The transportation of hazardous waste is regulated both by the EPA pursuant to RCRA and by the federal Department of Transportation ("DOT") pursuant to the Hazardous Materials Transportation Act ("HMTA"). Pursuant to the HMTA, DOT has enacted regulations governing the transport of hazardous waste. These regulations govern, among other things, packaging of the hazardous waste during transport, labeling and marking requirements, and reporting of and response to spills of hazardous waste during transport. In addition, under both the HMTA and RCRA, transporters of hazardous waste must comply with manifest and recordkeeping requirements, which are designed to ensure that a shipment of hazardous waste is properly identified and can be tracked from its point of generation to point of disposal at a permitted hazardous waste treatment, storage or disposal facility.

         THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970 ("OSHA"). OSHA authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of those promulgated standards, including standards for notices of hazards, safety in excavation, and the handling of asbestos, may apply to certain of the Company's operations. OSHA regulations set forth requirements for the training of employees handling, or who may be exposed in the workplace to, concentrations of asbestos-containing materials that exceed specified action levels. The OSHA regulations also set standards for employee protection, including medical surveillance, the use of respirators, protective clothing and decontamination units, during asbestos demolition, removal or encapsulation as well as its storage, transportation and disposal. In addition, OSHA specifies a maximum permissible exposure level for airborne asbestos in the workplace. The company has no direct involvement in asbestos removal or abatement projects.

         STATE AND LOCAL REGULATION. Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid and hazardous waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted "Superfund" statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting Company operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid for the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

         Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, proposed federal legislation would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. If this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

     In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. Recently, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation would allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services.

     There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling and to prohibit the disposal of certain types of solid wastes, such as yard wastes, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its facilities at their full capacity.

EMPLOYEES

     As of April 29, 1996, BioSafe had approximately 25 full-time employees. BioSafe believes its future success will depend in part on its continued ability to recruit and retain highly qualified technical and managerial personnel.

     BioSafe's employees are not subject to any collective bargaining agreement. BioSafe considers its relations with its employees to be good.

ITEM 2.  PROPERTIES

     In addition to the leases and fee interests relating to certain of BioSafe's landfills described under "Business--Landfill Remodeling," the Company leases the following properties:

     BioSafe's corporate headquarters is located in Cambridge, Massachusetts. BioSafe occupies 8,956 square feet at the Cambridge location under the terms of a lease expiring in December 1998, with an annual rent of $165,180. The lessor is unaffiliated with BioSafe.

     BioSafe has leased two parcels of land in Fairhaven, Massachusetts (the "Fairhaven Land") for use as sorting and processing sites for the Fairhaven landfill project. The terms of the lease call for BioSafe to lease the Fairhaven Land for a five year term at an annual rent of approximately $30,000.

     Through a subsidiary in which the Company owns an 80% interest, the Company has purchased the Moretown landfill. The property comprises approximately 200 acres in total.

     BioSafe has leased a 20,000 square foot research and development facility in Woburn, Massachusetts, where the discontinued operations were located. BioSafe occupies this facility under the terms of a lease agreement for five years, calling for annual rent of $75,000. The lessor is unaffiliated with BioSafe. BioSafe is currently reviewing its options with respect to this lease.

     BioSafe believes that its present offices and facilities are adequate for its current needs, and that suitable additional or substitute space will be available to accommodate further physical expansion of BioSafe's operations. BioSafe does not lease or own any other real property.

ITEM 3.  LEGAL PROCEEDINGS

     BioSafe, Inc. is a party to litigation pending in Superior Court in Bristol County, Massachusetts, captioned SUSAN ALLUA, ET AL. V. MASSACHUSETTS DEPARTMENT OF ENVIRONMENTAL PROTECTION, TOWN OF FAIRHAVEN AND BIOSAFE, INC. (Bristol Superior Court, Massachusetts) (Civil Litigation No. A95-01717) (the "Litigation"). Plaintiffs are 16 residents of Fairhaven, Massachusetts who reside in the vicinity of the Fairhaven landfill. Plaintiffs commenced the Litigation on November 8, 1995. In the Litigation, plaintiffs seek an order annulling the Major Modification Permit issued by the Massachusetts DEP on October 11, 1995 (the "Permit"), which authorized one phase of the landfill remodeling project at the Fairhaven landfill. Plaintiffs also have brought claims alleging that the DEP violated the Massachusetts Environmental Policy Act in issuing the Permit (the "MEPA Claims"). Further, plaintiffs have brought certain common law claims against BioSafe for nuisance, trespass and strict liability based principally on alleged odor and dust conditions resulting from BioSafe's work at the Fairhaven landfill. The common law claims seek compensatory damages and injunctive relief.

     Pursuant to the Massachusetts Administrative Procedure Act, the Permit Appeal will be heard by a Bristol County Superior Court Judge. Plaintiffs, the DEP, the Town and BioSafe each will have an opportunity to submit a brief to the Court. The parties have submitted a proposed briefing schedule to the Court and have requested that the Court hold a hearing on the Permit Appeal on May 10, 1996. The Company intends to challenge all of the alleged procedural and substantive grounds asserted by the Plaintiffs for the appeal.

     On January 12, 1996, the Company filed a motion to dismiss the MEPA Claims. The Town and DEP have filed a similar motion. The Court heard oral argument on the motions to dismiss on April 9, 1996, and took the matter under advisement. The Court indicated that a decision on the motion will be forthcoming in the next several weeks. Plaintiffs' common law claims for nuisance, trespass and strict liability are based principally on alleged odor and dust conditions resulting from BioSafe's excavation activities at the Fairhaven landfill during the summer and early fall of 1995. The Company is pursuing factual discovery with regard to these claims. If the Plaintiffs pursue these claims after disposition of the Permit Appeal and the MEPA Claims, a period of additional discovery and other pre-trial proceedings would take place prior to trial on the merits.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of securityholders during the fiscal quarter ended December 31, 1995.


                                     PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Common Stock has been quoted on the NASDAQ Small-Cap Market under the symbol "BSFE" since November 14, 1995 and previously had been quoted in the NASD
Over-the-Counter market since March 29, 1995. Prior to that date, 49,496 shares of Common Stock had been issued and registered pursuant to a registration statement under the 1933 Act and were eligible for resale without restriction, although no active trading market existed for the Company's Common Stock. On
April 29, 1996, the reported last sale price of the Common Stock on the NASDAQ
Small-Cap Market was $2.86 per share and there were 302 holders of record of Common Stock. The Company has not paid dividends and has no present intention to pay dividends. The following table sets forth the high and low bid information of the Common Stock for the periods indicated.


                                          High              Low
    Quarter Ended                      Closing Bid       Closing Ask
    -------------                      -----------       -----------
      1995
      ----
      March 31(1)                        $3.65                --
      June 30                            $8.50             $7.50
      September 30                       $8.00             $4.87
      December 31                        $7.63             $4.06

- -------------

(1) As adjusted to reflect a 1 for 73.083 reverse stock split effected on March 29, 1995.


ITEM 6.  SELECTED FINANCIAL DATA

















                  [Remainder of page intentionally left blank.]

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARY

                        (A DEVELOPMENT STAGE COMPANY)


                           SELECTED FINANCIAL DATA
(in thousands except for outstanding shares and earnings per share data)

                                                                                FISCAL YEAR ENDED (1)
                                                      ==========================================================================
                                                        Dec. 31,       Dec. 31,        Dec. 31,        Dec. 31,         Dec. 31,
                                                         1995            1994            1993            1992            1991
==================================================    ===========    ==========      ==========       =========        =========
STATEMENT OF OPEREATIONS DATA:
  Revenues
     Landfill revenues............................     $    1,344             0               0               0                0
  Cost of landfill operations
     Operating expenses...........................            766             0               0               0                0
     Depreciation.................................             72             0               0               0                0
                                                       ----------    ----------      ----------       ---------        ---------
        Total cost of operations..................            838             0               0               0                0
                                                       ----------    ----------      ----------       ---------        ---------

           Gross profit(loss).....................            506             0               0               0                0

     Sales, general and administrative expenses...          4,275         1,485             936             561              779
     Amort. of prepaid consulting services........            500             0               0               0                0
     Nonrecurring charges.........................          1,315             0               0               0                0
                                                       ----------    ----------      ----------       ---------        ---------

           Income (loss) from operation...........         (5,584)       (1,485)           (936)           (561)            (779)
                                                       ----------    ----------      ----------       ---------        ---------

     Other income(expense)
        Royalty and other incom...................            865         1,850           1,300             835               75
        Interest income...........................            289            14              27              54               --
        Interest and financing expense............           (471)         (166)           (125)           (116)            (108)
        Gain on sale of assets....................             --           223              --              --               --
        Write-off of accounts and notes
          receivable..............................         (2,975)                           --              --               --
        Loss on investment in
          marketable securities...................            (91)            9              --              --               --
        Write-off of assets.......................             --            --              --            (211)             (30)
                                                       ----------    ----------      ----------       ---------        ---------
           Total other income (expense)...........         (2,383)        1,912           1,202             562               63
                                                       ----------    ----------      ----------       ---------        ---------

           Income (loss) before income taxes......         (7,967)          427             266               1             (842)

     Federal and state income taxes...............           (109)          185             103               0                0
                                                      -----------    ----------      ----------       ---------        ---------

           Net income (loss) before minority
             interest.............................         (7,858)          242             163               1             (842)

     Minority interest............................             13             0               0               0                0
                                                      -----------    ----------      ----------       ---------        ---------

           Net Income (loss)......................         (7,871)          242             163               1             (842)
                                                      ===========    ==========      ==========       =========        =========

     Preferred stock dividend.....................             10           108
                                                      -----------    ----------      ----------       ---------        ---------

     Net income (loss) available to common stock
        shareholders..............................         (7,881)          134             163               1             (842)
                                                      ===========    ==========      ==========       =========        =========

     Earnings (loss) per share....................          (0.82)(2)      0.03(2)         0.04(2)        00.00(2)         (0.51)(2)

     Weighted average number of shares used in
        computation of earnings (loss) per share..      9,664,046     4,498,635       3,645,903       3,522,094        1,640,625


BALANCE SHEET DATA (AT PERIOD END):

     Working capital..............................    $     2,393           659             (88)         (1,778)          (2,019)
     Total assets.................................    $    23,508         4,369           1,289             979              822
     Long-term debt, less current
       maturities.................................    $    12,266         1,263             505               0                0
     Total shareholder's equity (deficit).........    $     3,292           597            (403)         (1,730)          (1,731)

NOTES:

(1)  Excludes BioSafe International, Inc. (formerly Zoe Capital Corp.)  which is immaterial.
(2)  Primary earnings per common share are based on the weighted average number of common shares and dilutive common stock equivalent shares outstanding during each period. Fully diluted earnings per share have been omitted since thay are either the same as primary earnings per share or are anti-dilutive.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed herein.

     The Company was incorporated in 1989 as Zoe Capital Corp. and had no operations until March 29, 1995. On that date, the Company acquired BioSafe, Inc., a Delaware corporation, through a merger with a subsidiary of the Company, and the Company changed its name to "BioSafe International, Inc."

     The Company is engaged in the business of rehabilitating landfills to permit their continued operation with increased capacity in an environmentally sound manner (referred to by BioSafe as "landfill remodeling"). BioSafe has developed technologies for size reduction and handling of waste materials for use in landfill remodeling. Prior to March 27, 1996, BioSafe had been actively developing other technologies with potential application in a number of business areas, including the Ancillary Technologies, infectious medical waste disposal, and Major Sports Fantasies, Inc., a business unrelated to the environmental industry. BioSafe is not currently allocating its resources or activities to the development or commercial exploitation of the Ancillary Technologies or Major Sports Fantasies, Inc. See "Business--Discontinued Operations, Restructuring and Management Change."

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

FINANCIAL POSITION
- ------------------

     BioSafe had $5,237,000 in cash as of December 31, 1995. This represented an increase of $5,066,000 over December 31, 1994. Working capital as of December 31, 1995 was $2.393,000, an increase of $1,734,000 over December 31, 1994. This increase was largely due to the raising of net proceeds of $19,038,000 in equity and long-term debt during the year ended December 31, 1995. BioSafe had approximately $1.8 million in cash and nominal working capital as of March 31, 1996. See Notes 3, 7, 9, 10, 14, 15 and 18 to t he Consolidated Financial Statements presented in Item 8.

     During the year ended December 31, 1995, the Company devoted substantial resources to various project development and related activities. See "Business - Landfill Remodeling" in Item 1 and Note 7 to the Consolidated Financial Statements presented in Item 8. Additions to project development costs, primarily related to landfill remodeling, of $11,843,000 were made during the year ended December 31, 1995 including equipment purchase costs of $2,246,000.

     On August 1, 1995, BioSafe terminated the BioMedical Waste Systems, Inc. ("BioMed") technology license for BioSafe's patented continuous feed autoclave ("CFA") medical waste processing technology in most territories as a result of BioMed's failure to make required payments. Accordingly, the Company wrote off as uncollectible the outstanding accounts and notes receivable balances of $2,975,000 from BioMed. In December 1995 the Company entered into a licensing and royalty agreement with ScotSafe Limited for the exclusive rights to use BioSafe's continuous feed autoclave medical waste processing technology in the British Isles. ScotSafe is a Glasgow, Scotland based company.

RESULTS OF OPERATIONS
- ---------------------

     Through the first quarter of 1995, substantially all of BioSafe's revenue had been attributable to the sale and licensing of BioSafe's medical waste treatment technologies to BioMed. Revenues recorded during the year ended December 31, 1995 consisted of $1,344,000 received from operation of the Fairhaven landfill project which commenced on June 22, 1995 as well as revenues from BioMed.. For the year ended December 31, 1995, the net loss was ($7,871,000), as compared to net income of $241,000 during the year ended December

31, 1994. This decrease was primarily due to the write-off of the accounts and notes receivable from BioMed, the increased level of the Company's selling, general and administrative expenses, the nonrecurring charges related to the discontinuance of certain operations (see Note 18 to the Consolidated Financial Statements presented in Item 8), and an increase of $306,000 in interest expense and financing costs, primarily related to the Fairhaven landfill and the convertible debenture issued in the fourth quarter of 1995 (see Notes 7 and 9 to the Consolidated Financial Statements presented in Item 8), partially offset by net operating income from the Fairhaven landfill project. In addition, on March 29, 1995, the Company entered into a two-year agreement with Liviakis Financial Communications, Inc. ("Liviakis"), whereby Liviakis assists and consults with the Company on matters concerning mergers and acquisitions, corporate finance, investor relations and financial public relations. As compensation for services to be rendered by Liviakis, the Company issued 890,000 unregistered, restricted shares of Common Stock. As a result, on March 29, 1985, the Company recorded a prepaid asset of $1,335,000. The Company is amortizing this expense over the two years of the Agreement, at a rate of $167,000 per quarter, or a total of $501,000 for the year ended December 31, 1995. See Note 8 to the Consolidated Financial Statements presented in Item 8.

     Selling, general and administrative expenses consist of project development activities, marketing and sales costs, salaries and benefits, and legal, accounting and other professional fees, and other administrative costs. These costs totaled $4,275,000 for the year ended December 31, 1995, including $1,079,000 relating to the discontinued operations. This represented an increase of 188% compared to the $1,485,000 incurred during the year ended December 31, 1994. The increase was primarily associated with the development, marketing and sales of BioSafe's landfill remodeling technology, the Ancillary Technologies, Major Sports Fantasies, Inc.,and financing activities.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

FINANCIAL POSITION
- ------------------

     BioSafe had $171,000 in cash as of December 31, 1994. This represented an increase of $168,000 over December 31, 1993. Working capital as of December 31, 1994 was $659,000, which represented an increase of $746,000 over December 31, 1993, which was ($87,000). This increase was largely due to the net proceeds of $2,200,000 in equity and debt capital and increased levels of royalties from the BioMed Agreement. See Notes 3, 7, 9, 10, 14, 15 and 18 to the Consolidated Financial Statements presented in Item 8.

     Other significant assets as of December 31, 1994 were project development costs and the receivable from One, Three, Six, Inc. Project development costs increased $771,000, largely as a result of start up costs of $670,000 incurred on the Fairhaven landfill project. On August 31, 1994, One, Three, Six, Inc. agreed to sell substantially all of its assets to a third party and, accordingly, liquidate the company. BioSafe expects to receive proceeds valued at $800,000, on a discounted basis at 9%, from the liquidation. The Company recognized a gain of $223,000 in 1994 from this transaction. See Note 3 to the Consolidated Financial Statements included elsewhere herein.

RESULTS OF OPERATIONS
- ---------------------

     Revenues under the BioMed licensing agreement (the "BioMed Agreement") for the year ended December 31, 1994 increased to $1,850,000 from $1,300,000 for the year ended December 31, 1993. This represented an increase of 42% over the preceding year.

         Selling, general and administrative expenses increased from $905,000 during the year ended December 31, 1993 to $1,476,000 during the year ended December 31, 1994. This represented an increase of $572,000, or 63%, over the preceding year, and was due to the development, marketing and sales of BioSafe's landfill remodeling technology and financing activities.

     For the year ended December 31, 1994, net income was $241,000, as compared to $164,000 for the year ended December 31, 1993. This represented an increase of 47%. This increase was primarily due to the gain on sale of the Company's short-term investment in One, Three, Six, Inc. (formerly Shred Pax Corp.), net of increased levels of interest expense incurred by the Company due to the increased indebtedness of the Company during the year ended December 31, 1994.

ENVIRONMENTAL AND REGULATORY MATTERS

     The Company and its customers operate in a highly regulated environment, and in general the Company's landfill remodeling projects, such as the Fairhaven landfill, will be required to have federal, state and/or local government permits and approvals. See "Business--Environmental Regulation." Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. In addition, if new environmental legislation or regulations are enacted or existing legislation or regulations are amended or are interpreted or enforced differently, BioSafe or its customers may be required to obtain additional operating permits or approvals. There can be no assurance that BioSafe will meet all of the applicable regulatory requirements. Any delay in obtaining required permits or approvals will tend to cause delays in the Company's ability to obtain bond or other project financings, resulting in increases in the Company's needs to invest capital in projects prior to obtaining financing, and will also tend to reduce project returns by deferring the receipt of project revenues. In the event that the Company is required to cancel any planned project as a result of the inability to obtain required permits or other regulatory impediments, the Company may lose any investment it has made in the project up to that point, and in the case of the Fairhaven and Moretown landfill projects, have a material adverse effect on the Company's financial condition and results of operations.

     To the extent possible, the Company intends to conduct its operations in such a manner as to minimize the impact of environmental issues on operating results. As a general matter, the Company will seek to avoid projects in which it would be required to handle or dispose of hazardous waste, although it is prepared to consider projects that may involve some cleanup of previously existing hazardous waste, subject to controls designed to minimize exposure to risk of liability and to assure an economic return from the activity. The Company's landfill projects will involve the installation and operation of extensive environmental monitoring systems to enable the Company to identify and deal with any potential environmental problems, which systems have already been implemented at the Fairhaven and Moretown landfill projects. The cost of installing these systems will be included in the Company's total investment in the project. The Company's contract for the Fairhaven landfill project requires the Town, as owner of the landfill, to pay for the ultimate cost of closing the landfill, and provides for a set-aside of a part of the Town's share of project revenues to establish a sinking fund for payment of closure costs, so that the Company will not be required to establish any reserves for this purpose. The Company intends to implement similar arrangements for closure costs in its agreements for other landfill projects which it may enter into in the future. The Company's ownership of the Moretown landfill through its subsidiary, Waste Professionals of Vermont, Inc., involves a greater degree of exposure to potential environmental liabilities than is involved with landfills operated under a management contract. In conjunction with the acquisition of the Moretown project, the Company recorded $1.5 million in estimated closure and post-closure costs based on engineering estimates of the current condition of the landfill. See Note 12 to the Consolidated Financial Statements presented in Item 8.

CERTAIN FACTORS AFFECTING FUTURE OPERATING RESULTS

         Initial Commercialization Stage; Limited Operating History. To date, although BioSafe has conducted significant testing of methods and processes based on its size reduction and materials handling technology, and has gained substantial experience in connection with the development and operation of the Fairhaven landfill project to date, BioSafe has not yet carried through a landfill remodeling project to completion. Final development and operation may be subject to engineering and construction problems such as cost overruns and start-up delays resulting from technical or mechanical problems, unfavorable conditions in the equipment or labor market, or environmental permitting and other regulatory problems, as well as other possible adverse factors. There can be no assurance that BioSafe will be successful in developing and implementing commercial
                                       19
landfill remodeling projects, or that any such development can be accomplished without excessive cost or delay.

     Operating Losses and Accumulated Deficit; Uncertainty of Future Profitability. BioSafe had an accumulated operating deficit at December 31, 1995 of $9,327,000. Prospects for future profitability are heavily dependent on the success of BioSafe's landfill remodeling projects. There can be no assurance that BioSafe will generate sufficient revenue to be profitable or, if profitable, to maintain profitability in future years.

     Risks of Limited Liquidity. The Company has limited liquidity in relation to its short-term capital commitments and operating cash requirements. The Company's ability to satisfy its commitments and operating requirements is dependent on a number of pending financing activities which are not assured of successful completion. Any failure of the Company to obtain sufficient financing in the short run would have a materially adverse effect on the Company's financial condition and operations.

     Potential Environmental Liability and Adverse Effect of Environmental Regulation. BioSafe's business exposes it to the risk that it will be held liable if harmful substances escape into the environment as a result of its operations and cause damages or injuries. Moreover, federal, state and local environmental legislation and regulations require substantial expenditures and impose significant liabilities for noncompliance. See "Business--Environmental Regulation" in Item 1.

     Future Capital will be Required. BioSafe will require substantial funds to complete and bring to commercial viability all of its currently planned projects.

     Unpredictability of Patent Protection and Proprietary Technology. BioSafe's success depends, in part, on its ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. While BioSafe has been issued a U.S. patent and certain related foreign patents on certain of its size reduction and materials handling technology with particular reference to landfill remodeling and on its CFA medical waste treatment system, there can be no assurance that others will not independently develop similar or superior technologies, duplicate any of BioSafe's processes or design around any processes on which BioSafe has or may obtain patents. In addition, it is possible that third parties may have or acquire licenses for other technology that BioSafe may use or desire to use, so that BioSafe may need to acquire licenses to, or to contest the validity of, such patents of third parties relating to BioSafe's technology. There can be no assurance that any license required under such patents would be made available to BioSafe on acceptable terms, if at all, or that BioSafe would prevail in any such context. Moreover, BioSafe could incur substantial costs in defending itself in suits brought against BioSafe or in bringing suits against other parties related to patent matters.

     In addition to patent protection, BioSafe also relies on trade secrets, proprietary know-how and technology which it seeks to protect, and confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements and other steps taken by BioSafe will be effective to protect BioSafe's technology against unauthorized use by others.

LIQUIDITY AND CAPITAL RESOURCES

         To date, BioSafe has financed its activities primarily through the issuance of equity securities and debt, including convertible notes and common stock warrants. As previously mentioned, during the year ended December 31, 1995 the Company raised net proceeds of $19,038,000 through private placements of equity securities and the issuance of long-term debt. The Company used $1,459,000 of such proceeds to repay existing indebtedness

         At present, BioSafe is focusing its resources and efforts on the development of its landfill remodeling business. BioSafe is currently engaged in a project with the Town of Fairhaven, Massachusetts to remodel its existing 26-acre landfill. Total investments in the Fairhaven landfill project through December 31, 1995 were approximately $6 million. The Company estimates that the total cost of development of the Fairhaven landfill project, including amounts invested to date, will be approximately $20 million. Since assuming responsibility for operation of the landfill in June 1995, the Company is receiving revenue from such operation. On October 11, 1995, the Company received a Major Modification Permit including an Authorization to Construct and remodel phase 1 of the first of three "cells" of the landfill (about 6 1/2 acres). This permit has been challenged in state court by certain residents of the Town of Fairhaven. See "Legal Proceedings." Construction of phase 1 of the first cell of the Fairhaven landfill has been completed, and the Company is awaiting an Authorization to Operate from the DEP to operate the cell as planned. Additional ATCs, ATOs and other minor permits will also be required for the second phase of the first cell and for the second and third cells. The Company believes that the issuance of a permit to remodel phase 1 of the first cell reflects substantial acceptance of its remodeling approach as applied at the Fairhaven landfill by the Massachusetts environmental authorities, but no assurance can be given that further required ATCs, ATOs and other permits will be obtained on a timely basis. Pending completion of remodeling of phase one of the first cell and issuance of the ATO for this phase, the Company is operating the landfill under prior permits. Revenue received during the period of completing the remodeling is expected to cover a portion of capital requirements for project completion, although the contribution will be small in proportion to total requirements. BioSafe may finance the Fairhaven landfill project in large part through a sale of approximately $15.0 million in tax-exempt industrial revenue bonds, and has received initial approval from the Massachusetts Industrial Finance Authority ("MIFA") for such financing. The Company has engaged Oppenheimer & Co., Inc. as placement agent to manage and sell the bonds, and Oppenheimer has identified a potential purchaser of the bonds, although no assurance can be given that such a purchase will be consummated.

     A second landfill project involves the Moretown landfill, located in Moretown, Vermont. On July 5, 1995, WPV, a corporation 80% owned by the Company, acquired the property of the Moretown landfill, together with certain related assets. The remaining 20% of WPV is held by an individual not affiliated with BioSafe. The Moretown landfill was acquired from an entity in bankruptcy which had owned the real estate on which the landfill had operated pursuant to a lease. The Company's total investment in the Moretown landfill project was approximately $5,000,000 at December 31, 1995. The Company estimates that the total cost to WPV of completing the Moretown landfill project as planned, including the cost of completing the landfill and its remodeling, including amounts invested to date, will be approximately $15.0 million. The Company is currently seeking to obtain project financing for acquisition, development and working capital costs of the Moretown landfill project from a local bank, and is also in the preliminary stages of investigating the availability of industrial development bond financing similar to the financing in connection with the Fairhaven landfill project. No assurance can be given that such financing can be obtained on terms satisfactory to the Company. The Company's ability to sell industrial revenue bonds for the Moretown landfill project is subject to normal uncertainties involved with project debt financing, including review of eligibility of project costs for bond financing, credit evaluation by prospective bond buyers and negotiation of mutually agreeable financing terms. In the event that such sale of industrial revenue bonds is not feasible, the Company believes that it would be able to carry out the remaining investments required to commence operation of the landfill, without additional remodeling to expand present capacity, with bank financing and use of general funds from corporate financings, and that remodeling could be completed by re-investment of cash flows from such operations.

         A third landfill project involves a landfill located on a 26-acre parcel in the Town of South Hadley, for which BioSafe and the Town recently entered into an agreement under which BioSafe will operate and remodel the landfill. Thirteen of the 26 acres may contain hazardous waste and will not be included in the first phase of the remodeling, subject to a feasibility study. Upon completion of landfill remodeling activities in the first 13-acre phase at this site by Company, the remodeled landfill is expected to have additional capacity of approximately 900,000 tons of waste. In addition, the Company's proposal to remodel and operate the 10-acre landfill of the Town of Buckland, Massachusetts has been approved by the Town, and a contract for this project has been negotiated.

     The Company has been chosen to remodel additional landfills in Massachusetts and has acquired an option to purchase a landfill in Pennsylvania. See "Business--Landfill Remodeling--Other Landfill Remodeling Projects."

     If the Company is successful in raising additional capital to meet existing commitments and to support additional capital investments, the Company intends to pursue and increase its landfill remodeling business, and therefore its capital requirements, during the next few years. Typically, the Company expects to be required to incur substantial capital costs in connection with feasibility studies, contracting, permitting and initial development, ranging from $500,000 up to $2.0 million, for any such landfill remodeling project in the initial phases of the project.

     After completion of these initial phases, the Company will generally seek to obtain project-level financing from the issuance of industrial revenue bonds or similar means, and to recapture a part of its initial investment from such project financing. The Company will therefore be required to commit substantial capital resources from internal sources in the case of any landfill remodeling project prior to being able to obtain outside financing or to derive material operating revenues from the project.

     To the extent practicable, the Company seeks in its projects to retain the flexibility to defer scheduled capital investments. For example, the total investments required for the Fairhaven and Moretown landfill projects as described above assume completion of landfill remodeling over the entire site. The Company may stage remodeling investments over an extended period of time while still collecting projected project revenues from the utilization of existing space, although industrial revenue bond financing requirements applicable to projects such as the Fairhaven landfill project require full use of proceeds as planned within three years at the longest.

     In summary, the Company's total investment required to complete its Fairhaven and Moretown landfill projects, in addition to amounts already invested as of December 31, 1995, will be approximately $24 million, subject to possible cost overruns which cannot be predicted. The Company estimates that, of the $24 million estimated required investment, approximately $14 million will be invested in the Fairhaven landfill project, and approximately $10 million will be invested in the Moretown landfill. Furthermore, feasibility studies required under the Company's contracts with the Towns of South Hadley and Buckland, Massachusetts, are expected to cost approximately $1 million, and if either of these projects is determined to be feasible, substantial investments, comparable to those required for the Company's other landfill remodeling projects, would be required to complete the projects. The Company has under discussion and negotiation a number of additional landfill remodeling projects, and any contracts resulting from these discussions and negotiations would increase the Company's capital requirements accordingly. In addition, the Company requires cash to fund its corporate staff and other overhead expenses, which may grow significantly as the Company expands the scope of its operations. Although the Company has recently begun receiving cash revenues from operation of the Fairhaven landfill, such revenues are at this time small in relation to ultimate projections. The Company anticipates that it will be at least three months before the Company will begin realizing cash revenues from its investments in the Moretown landfill project and other pending projects. The Company will require additional financing in order to satisfy its existing and pending commitments. The Company's alternatives under consideration in this regard include: (a) the raising of additional equity or long-term debt financing; (b) exercising its call rights with respect to certain outstanding warrants when and if the applicable market price conditions are satisfied, with the expectation that proceeds of approximately $18.1 million may be realized from exercise of these warrants; (c) certain prospects for bank financing or other industrial revenue bond financing in relation to specific projects; and (d) the proposed MIFA financing of the Fairhaven landfill project. There can be no assurance that all or any of these financing plans and expectations will be realized. Failure of the Company to obtain required financing in the short term could have a materially adverse effect on the Company's financial condition and operations.

INFLATION

     BioSafe does not believe its operations have been materially affected by inflation.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA














                  [Remainder of page intentionally left blank.]

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                 BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                  Index to Consolidated Financial Statements

                                                                      Page
                                                                      ----

Independent Auditors' Report                                              F-1

Consolidated Balance Sheets at December 31, 1995 and 1994          F-2 to F-3

Consolidated Statements of Operations for the years ended
  December 31, 1995, 1994 and 1993 and for the period
  from April 23, 1990 (inception) through December 31, 1995               F-4

Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 1995, 1994 and 1993
  and for the period from April 23, 1990 (inception) through
  December 31, 1995                                                F-5 to F-9

Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1994 and 1993 and for the period
  from April 23, 1990 (inception) through December 31, 1995      F-10 to F-11

Notes to Consolidated Financial Statements                       F-12 to F-31

All schedules have been omitted as they ae inapplicable or not required, or the information has been included in the consolidated financial statements or in the notes thereto.

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
BioSafe International, Inc.:


We have audited the accompanying consolidated balance sheets of BioSafe International, Inc. (a Nevada Corporation) and subsidiaries (a Development Stage Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995, and for the period from April 23, 1990 (inception) through December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioSafe International, Inc. and subsidiaries (a Development Stage Company) as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, and for the period from April 23, 1990 (inception) through December 31, 1995, in conformity with generally accepted accounting principles.

The consolidated financial statements have been prepared assuming that BioSafe International, Inc. will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company must raise substantial additional capital and must achieve a level of revenues adequate to support the Company's cost structure, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                     /s/ KPMG Peat Marwick LLP
                                                         KPMG Peat Marwick LLP




Boston, Massachusetts
April 30, 1996

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                           Consolidated Balance Sheets


                                                                December 31,
                                                       -------------------------
        Assets                                               1995         1994
        ------                                               ----         ----
Current assets:
     Cash                                              $ 5,237,064       170,893
     Accounts and notes receivable, net (Note 3)         2,047,065     2,808,775
     Prepaid expenses and other current assets             515,558         2,905
                                                       -----------     ---------

               Total current assets                      7,799,687     2,982,573

Non-current accounts and notes receivable (Note 3)            --         300,000
Assets held for sale, net (Notes 4 and 18)                 505,980       115,281
Restricted cash                                            187,500          --
Due from former employees (Note 5)                         385,425          --
Investment in affiliate (Note 6)                            10,029          --
Property and equipment, net (Note 7)                    12,503,091       771,113
Prepaid consulting fees (Note 8)                           834,375          --
Deferred financing costs (Note 9)                        1,182,251        43,102
Other assets                                                99,772       157,286
                                                       -----------     ---------







               Total assets                            $23,508,110     4,369,355
                                                       ===========     =========


See accompanying notes to consolidated financial statements.

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                           Consolidated Balance Sheets


                                                                                         December 31,
                                                                                  ---------------------------
         Liabilities and Stockholders' Equity                                         1995            1994
         ------------------------------------                                         ----            ----

Current liabilities:
     Current portion of long-term debt and notes payable (note 9)                 $ 1,526,188       1,330,124
     Accounts payable                                                               3,106,134         682,030
     Accrued expenses (Note 10)                                                       698,538         213,603
     Income and franchise taxes payable (Note 11)                                      75,535          98,005
                                                                                  -----------      ----------
               Total current liabilities                                            5,406,395       2,323,762

Deferred tax liability (Note 11)                                                         --           185,000
Long-term debt and notes payable (Note 9)                                          12,266,003       1,263,153
Landfill closure and post-closure costs (Note 12)                                   1,500,000            --
                                                                                  -----------      ----------
               Total liabilities                                                   19,172,398       3,771,915
                                                                                  -----------      ----------

Commitments and contingencies (Note 13)

Minority interest                                                                   1,044,111            --
                                                                                  -----------      ----------

Stockholders' equity (Notes 14, 15 and 16):
     Preferred stock,  $.001 par value.  Authorized
        1,000,000 shares; no shares issued and out-
        standing at December 31, 1995, $.01 par value
        authorized 50,000 shares; 4,750 shares
        issued and outstanding of Series A, $100
        face value at December 31,1994                                                   --           475,000
     Common stock, $.001 par value. Authorized 100,000,000 shares; 11,706,338 shares issued and outstanding at December 31, 1995, $.01 par value, authorized 10,000,000 shares; 4,712,178 shares (adjusted for stock split) issued
        and outstanding at December 31, 1994                                           11,706          47,122
     Additional paid-in capital                                                    12,607,210       1,500,124
     Deficit accumulated during the development stage                              (9,327,315)     (1,424,806)
                                                                                  -----------      ----------

               Total stockholders' equity                                           3,291,601         597,440
                                                                                  -----------      ----------

               Total liabilities and stockholders' equity                         $23,508,110       4,369,355
                                                                                  ===========      ==========


See accompanying notes to consolidated financial statements.

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                      Consolidated Statements of Operations

                                                                                                      Period from
                                                                                                    April 23, 1990
                                                                    Years ended December 31,        (inception) to
                                                                    ------------------------         December 31,
                                                             1995            1994         1993           1995
                                                             ----            ----         ----           ----

Landfill revenues                                         $ 1,344,397            --            --      1,344,397
                                                          -----------    ----------    ----------    -----------

Cost of landfill operations:
    Operating expenses                                        766,012            --            --        766,012
    Depreciation                                               71,649            --            --         71,649
                                                          -----------    ----------    ----------    -----------
         Total cost of landfill operations                    837,661            --            --        837,661
                                                          -----------    ----------    ----------    -----------

         Gross profit                                         506,736            --            --        506,736

Selling, general and administrative expenses (Note 18)      4,275,192     1,484,554       936,196      9,014,199
Amortization of prepaid consulting fees (Note 8)              500,625            --            --        500,625
Nonrecurring charges (Note 18)                              1,315,323            --            --      1,315,323
                                                          -----------    ----------    ----------    -----------

         Income (loss) from operations                     (5,584,404)   (1,484,554)     (936,196)   (10,323,411)
                                                          -----------    ----------    ----------    -----------

Other income (expense):
    Royalty and other income (Note 3)                         865,220     1,850,000     1,300,000      4,925,220
    Interest income                                           289,145        13,708        27,041        383,930
    Gain on sale of assets (Note 3)                                --       222,728            --        222,728
    Interest expense and financing costs                     (471,763)     (166,085)     (124,788)    (1,028,184)
    Write-off of accounts and notes receivable (Note 3)    (2,975,001)           --            --     (2,975,001)
    Loss on investment in marketable securities               (90,625)       (9,375)           --       (100,000)
    Write-off of assets                                            --            --            --       (241,546)
                                                          -----------    ----------    ----------    -----------
         Total other income (expense)                      (2,383,024)    1,910,976     1,202,253      1,187,147
                                                          -----------    ----------    ----------    -----------

         Income (loss) before income taxes
            and minority interest                          (7,967,428)      426,422       266,057     (9,136,264)

Federal and state income taxes (Note 11)                     (109,465)      185,000       102,500        178,035
                                                          -----------    ----------    ----------    -----------

         Net income (loss) before minority interest        (7,857,963)      241,422       163,557     (9,314,299)

Minority interest                                              13,016          --            --           13,016
                                                          -----------    ----------    ----------    -----------

         Net income (loss)                                 (7,870,979)      241,422       163,557     (9,327,315)
                                                                                                     ===========

Preferred stock dividend                                        9,500       107,834          --
                                                          -----------    ----------    ----------
         Net income (loss) available for
            common shareholders                           $(7,880,479)      133,588       163,557
                                                          ===========    ==========    ==========

Net income (loss) per share                               $     (0.82)         0.03          0.04
                                                          ===========    ==========    ==========

Weighted average number of shares used in
    computation of net income (loss) per share              9,664,046     4,498,635     3,645,903


See accompanying notes to consolidated financial statements.

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)


            Consolidated Statements of Stockholders' Equity (Deficit)

      Years ended December 31, 1995, 1994 and 1993 and for the period from April 23, 1990 (inception) through December 31, 1995

                                                                                            Deficit
                                                                                          accumulated
                                    Preferred stock          Common Stock      Additional  during the  Stockholders'
                                    ----------------     ------------------     paid-in   development     equity
                                    Shares    Amount     Shares      Amount     capital      stage      (deficit)
                                    ------    ------     ------      ------     -------      -----      ---------

   April 23, 1990, issuance of
     common stock                      --   $     --     666,750   $ 6,668     93,332            --       100,000
   Net loss                            --         --          --        --         --      (988,442)     (988,442)
                                    -----   --------   ---------   -------   --------    ----------    ----------

Balance, December 31, 1990             --         --     666,750     6,668     93,332      (988,442)     (888,442)

   Issuance of common stock,
     at no value, for investment
     considerations and
     consulting services               --         --     270,750     2,707     (2,707)           --            --
   Net loss                            --         --          --        --         --      (842,502)     (842,502)
                                    -----   --------   ---------   -------   --------    ----------    ----------

Balance, December 31, 1991             --         --     937,500     9,375     90,625    (1,830,944)   (1,730,944)

   Issuance of common stock,
     at no value, for investment
     considerations and
     consulting services               --         --   1,075,125    10,751    (10,751)           --            --
   Net income                          --         --          --        --         --         1,159         1,159
                                    -----   --------   ---------   -------   --------    ----------    ----------

Balance, December 31, 1992             --         --   2,012,625    20,126     79,874    (1,829,785)   (1,729,785)

   Issuance of common stock,
     at no value, for investment
     considerations and
     consulting services               --         --      62,310       623       (623)           --            --
   Issuance of common stock
     at $1.50 per share (before
     adjustment for the 1.75-to-1
     stock split)                      --         --     280,000     2,800    385,099            --       387,899
   Issuance of preferred stock      7,750    775,000          --        --         --            --       775,000
   Net income                          --         --          --        --         --       163,557       163,557
                                    -----   --------   ---------   -------   --------    ----------    ----------

Balance, December 31, 1993          7,750    775,000   2,354,935    23,549    464,350    (1,666,228)     (403,329)

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

      Years ended December 31, 1995, 1994 and 1993 and for the period from April 23, 1990 (inception) through December 31, 1995


                                                                                            Deficit
                                                                                          accumulated
                                    Preferred stock          Common Stock      Additional  during the  Stockholders'
                                    ----------------     ------------------     paid-in   development     equity
                                    Shares    Amount     Shares      Amount     capital      stage      (deficit)
                                    ------    ------     ------      ------     -------      -----      ---------

Balance, December 31, 1993           7,750     775,000  2,354,935    23,549    464,350   (1,666,228)     (403,329)

   Issuance of common stock
     at $4.00 per share (before
     adjustment for the 1.75-
     to-1 stock split                   --          --    256,250     2,563      838,666         --       841,229
   Issuance of common stock at
     $4.00 per share (before
     adjustment for the 1.75-
     to-1 stock split), in
     exchange for debt                  --          --     61,488       615      245,337         --       245,952
   Issuance of common stock at
     an assigned value of $4.00
     per share (before adjustment
     for the 1.75-to-1 stock split),
     for investment considerations
     and consulting services            --          --     20,000       200       79,800         --        80,000
   Issuance of 122,719 Series A
     Warrants to purchase
     common stock at $2.43
     per share                          --          --         --        --           --         --            --
   Issuance of 43,750 Warrants
     to purchase common stock
     at $2.29 per share                 --          --         --        --           --         --            --
   Redemption of preferred
     stock                          (3,000)   (300,000)        --        --           --         --      (300,000)
   Preferred stock dividends            --          --         --        --     (107,834)        --      (107,834)

   Net income                           --          --         --        --           --    241,422       241,422
                                    ------   ---------  ---------   -------   ---------- ----------      --------

Balance, December 31, 1994           4,750   $ 475,000  2,692,673   $26,927    1,520,319 (1,424,806)      597,440

Issuance of common stock
   through March 29, 1995               --          --     82,700       827      320,673         --       321,500
Preferred stock dividends               --          --         --        --       (9,500)        --        (9,500)
Issuance of common stock due
   to 1.75-to-1 Stock Split             --          --  2,081,542    20,815      (20,815)        --            --
Issuance of common stock at
   $2.00 per share, for
   conversion of preferred
   stock on March 29, 1995          (4,750)   (475,000)   237,500     2,375      472,625         --            --

                                                                    (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

      Years ended December 31, 1995, 1994 and 1993 and for the period from April 23, 1990 (inception) through December 31, 1995


                                                                                            Deficit
                                                                                          accumulated
                                    Preferred stock          Common Stock      Additional  during the  Stockholders'
                                    ----------------     ------------------     paid-in   development     equity
                                    Shares    Amount     Shares      Amount     capital      stage      (deficit)
                                    ------    ------     ------      ------     -------      -----      ---------

Issuance of common stock at
   $2.00 per share, in exchange
   for debt and accrued interest
   on March 29, 1995                   --      --       558,578     5,586     1,111,570       --       1,117,156
Issuance of common stock at
   $2.00 per share, through
   Private Placement on
   March 29, 1995                      --      --     2,000,000    20,000     3,980,000       --       4,000,000
Effect of change in par value
   from $0.01 to $0.001                --      --          --     (68,877)       68,877       --            --
Capitalization of BioSafe
   International, Inc.                 --      --       300,000       300        31,230    (31,530)         --
Issuance of common stock at
   $2.00 per share, for
   investment banking services-        --      --       200,000       200          (200)      --            --
Issuance of common stock at
   $2.00 per share, net of 25%
   discount due to restrictions on
   sale or transfer of stock, for
   prepaid consulting services         --      --       890,000       890     1,343,010       --       1,343,900
Issuance of common stock at
   $2.00 per share, through
   private placement in
   April, 1995                         --      --     2,510,000     2,510     5,020,000       --       5,022,510
Expenses incurred in
   connection with the
   issuance of common stock
   and merger in March and
   April, 1995                         --      --          --        --      (1,295,047)      --      (1,295,047)
Issuance of 550,000
   Series C Warrants to
   purchase stock at
   $2.00 per share                     --      --          --        --            --         --            --
Issuance of 2,805,000 Series D
   Warrants to purchase common
   stock at $4.75 per share            --      --          --        --            --         --            --
Issuance of 500,000 Series E
   Warrants to purchase common
   stock at $3.50 per share            --      --          --        --            --         --            --

                                                                 (Continued)
                                      F-7

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


      Years ended December 31, 1995, 1994 and 1993 and for the period from April 23, 1990 (inception) through December 31, 1995


                                                                                            Deficit
                                                                                          accumulated
                                    Preferred stock          Common Stock      Additional  during the  Stockholders'
                                    ----------------     ------------------     paid-in   development     equity
                                    Shares    Amount     Shares      Amount     capital      stage      (deficit)
                                    ------    ------     ------      ------     -------      -----      ---------

Issuance of 720,000 merger-related
   Placement Agent Warrants to
   purchase common stock at
   $2.30 per share                     --      --           --        --             --      --              --
Issuance of 114,625 Warrants to
   purchase common stock at
   $2.29 per share                     --      --           --        --             --      --              --
Issuance of 50,000 Warrants to
   purchase common stock at
   $3.50 per share                     --      --           --        --             --      --              --
Exercise of Series A Warrants
   to purchase 109,594 shares of
   common stock at $2.43 per
   share                               --     --       109,594       109        266,047      --         266,156
Exercise of Series D Warrants
   to purchase 5,625 shares of
   common stock at $4.75 per
   share                               --     --         5,625         6         26,713      --          26,719
Exercise of Series E Warrants
   to purchase 1,126 shares of
   common stock at $3.50 per
   share                               --     --         1,126         1          3,940      --           3,941
Exercise of Warrants to purchase
   2,000 shares of common stock
   at $2.29 per share                  --     --         2,000         2          4,578      --           4,580
Exercise of merger-related
   Placement Agent Warrants to
   purchase 15,000 shares of
   common stock at
   $2.30 per share                     --     --        15,000        15         34,485      --          34,500
Issuance of 10,000 shares  and
   10,000 shares of common
   stock at $8.00 and $4.25 per
   share, respectively,  for
   consulting services                 --     --        20,000        20        122,480      --         122,500
Expenses incurred in connection
   with the securities registration
   statement on Form S-1               --     --            --        --       (393,775)     --        (393,775)
Issuance of 125,000 Warrants
   to purchase common stock
   at $2.89 per share                  --     --            --        --             --      --              --
                                                                                                                (Continued)

                 BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                         (A DEVELOPMENT STAGE COMPANY)


     Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

     Years ended December 31, 1995, 1994 and 1993 and for the period from April 23, 1990 (inception) through December 31, 1995


                                                                                            Deficit
                                                                                          accumulated
                                    Preferred stock          Common Stock      Additional  during the  Stockholders'
                                    ----------------     ------------------     paid-in   development     equity
                                    Shares    Amount     Shares      Amount     capital      stage      (deficit)
                                    ------    ------     ------      ------     -------      -----      ---------

Issuance of Series F Warrants
   to purchase a number of
   shares of common stock
   equal to the number of
   shares of common stock
   issuable upon conversion
   of the convertible debentures
   (or, in the case of the first
   200 units, 150% of such number
   of shares), at the lesser of
   a price equal to 75% of the
   20-day average bid price of
   the common stock immediately
   prior to the date nine months
   following the issuance of the
   convertible debentures or
   $9.00 per share                     --       --               --       --           --            --           --
Issuance of 701,563 convertible
   debenture-related Placement
   Agent Warrants to purchase
   common stock at $10.00
   per share                           --       --               --       --           --            --           --
Net loss for the year ended
   December 31, 1995                   --       --               --       --           --    (7,870,979)  (7,870,979)
                                       --      ---       ----------  -------   ----------    ----------   ----------

Balance, December 31, 1995             --      $--       11,706,338  $11,706   12,607,210    (9,327,315)   3,291,601
                                       ==      ===       ==========  =======   ==========    ==========   ==========

See accompanying notes to consolidated financial statements

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                      Consolidated Statements of Cash Flows

                                                                                                              Period from
                                                                                                            April 23, 1990
                                                                                                            (inception) to
                                                                             Years ended December 31,        December 31,
                                                                        --------------------------------     ------------
                                                                         1995          1994         1993         1995
                                                                         ----          ----         ----         ----
Cash flows from operating activities:
    Net income (loss)                                              $ (7,870,979)      241,422     163,557     (9,327,315)
    Adjustments to reconcile net income (loss) to net cash
      used by operating activities:
        Depreciation and amortization                                   689,186         8,770      32,958        813,393
        Deferred income taxes                                          (185,000)      185,000        --             --
        Loss on investment in marketable securities                      90,625         9,375        --          100,000
        Minority interest                                                13,016          --          --           13,016
        Allowance for doubtful accounts                                 232,145          --          --          232,145
        Write-off of accounts and notes receivable                    2,975,001          --          --        2,975,001
        Issuance of common stock for services                           303,300        80,000        --          383,300
        Write-off of assets                                                --            --          --          241,546
        Changes in assets and liabilities:
          Accounts receivable and notes receivable                   (1,695,436)   (1,329,770)   (210,000)    (3,604,211)
          Prepaid expenses and other current assets                    (512,653)       14,595       4,997       (515,558)
          Accounts payable                                            2,424,104       507,637    (293,014)     3,283,886
          Accrued expenses                                              484,935        78,005     127,424        704,490
          Income and franchise taxes payable                            (22,470)       (4,495)    102,500         75,535
          Deferred income                                                  --            --      (465,000)      (500,000)
                                                                   ------------    ----------    --------    -----------
                Net cash used by operating activities                (3,074,226)     (209,461)   (536,578)    (5,124,772)
                                                                   ------------    ----------    --------    -----------

Cash flows from investing activities:
    Assets held for sale                                               (390,699)         --          --         (390,699)
    Restricted cash                                                    (187,500)         --          --         (187,500)
    Receivable from One, Three, Six, Inc.                                  --        (800,000)       --         (800,000)
    Investment in affiliate                                             (10,029)         --          --          (10,029)
    Construction in progress                                         (8,699,803)     (634,094)    (76,008)    (9,409,905)
    Future landfill development projects                               (247,656)      (21,725)       --         (269,381)
    Other property and equipment                                       (693,008)     (135,726)     (8,560)      (957,658)
    Landfill equipment                                                  (31,814)         --          --          (31,814)
    Patents                                                             (20,795)      (15,253)    (12,505)       (63,385)
    Other assets                                                        (12,316)       18,765     (40,991)       (34,542)
    Licenses and permits                                                   --            --          --          (78,807)
                                                                   ------------    ----------    --------    -----------
                Net cash provided (used) by investing activities    (10,293,620)   (1,588,033)   (138,064)   (12,233,720)
                                                                   ------------    ----------    --------    -----------


Cash flows from financing activities:
    Borrowings from notes payable and long-term debt                    585,960       980,500        --        2,266,114
    Repayment of notes payable and long-term debt                    (1,000,984)      (93,580)   (100,000)    (1,194,564)
    Net (repayments to) borrowings and advances from
      stockholders and related parties                                 (662,072)       72,269      86,534        381,381
    Issuance of subordinated notes payable                           11,225,000       900,000     280,000     12,405,000
    Repayments of subordinated notes payable                           (490,000)     (300,000)       --         (790,000)
    Net proceeds from issuance of common stock                        8,970,998       841,229     387,899     10,331,656
    Redemption of preferred stock                                          --        (300,000)       --         (300,000)
    Preferred stock dividends                                            (9,500)     (107,834)       --         (117,334)
    Minority interest                                                 1,031,095          --          --        1,031,095
    Deferred financing and registration costs                        (1,216,480)      (27,416)    (15,686)    (1,417,792)
                                                                   ------------    ----------    --------    -----------
                Net cash provided by financing activities            18,434,017     1,965,168     638,747     22,595,556
                                                                   ------------    ----------    --------    -----------

Increase (decrease) in cash                                           5,066,171       167,674     (35,895)     5,237,064
Cash, beginning of period                                               170,893         3,219      39,114           --
                                                                   ------------    ----------    --------    -----------

Cash, end of period                                                $  5,237,064       170,893       3,219      5,237,064
                                                                   ============    ==========    ========    ===========

                                      F-10

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                Consolidated Statements of Cash Flows (Continued)


Supplemental disclosures of cash flow information:

     During the years ended December 31, 1995, 1994 and 1993, cash paid for interest was $221,458, $192,243, and $78,196, respectively.

Supplemental disclosures of noncash activities:

     In 1991, 1992, 1993 and 1994, the Company issued 270,750, 1,075,125, 62,310 and 20,000 shares of common stock for no cash consideration. Shares were granted to related parties, including stockholders, and outsiders for various investment considerations and consulting services.

     In 1992, the Company sold certain technology and entered into various royalty agreements in exchange for a note receivable in the amount of $500,000.

     In 1993, the Company acquired assets of $20,498 under a capital lease obligation.

     In 1993, the Company issued 7,750 shares of preferred stock in exchange for retirement of $775,000 of debt.

     In 1994, the Company exchanged $240,000 of subordinated notes payable and $5,952 of accrued interest for 61,488 shares of common stock.

     In 1994, the Company received a note for $450,000 in payment of accounts receivable and issued a note payable for $57,394 in satisfaction of accounts payable.

     During the year ended December 31, 1995, the Company issued 2,450 shares for employee bonuses, 31,500 shares in exchange for Directors' fees and 11,250 shares for consulting services at $4.00 per share (before adjustment for the 1.75 to 1 stock split).

     As part of the merger on March 29, 1995, all of the 4,750 outstanding shares of $100 par value preferred stock were converted into 237,500 shares of common stock of the Company, the Company converted 1,100 units of $1,000 face amount 10% convertible subordinated notes plus accrued interest into 558,578 shares of common stock, the Company issued 200,000 shares of common stock, and charged to stockholder's equity at $2.00 per share, to US Sachem LP for investment banking services, the Company issued 890,000 shares of common stock, and recorded as prepaid consulting fees at $1.50 per share, to Liviakis Financial Communications, Inc. to provide ongoing assistance and consultation to the Company. Subsequent to the merger, the Company issued 20,000 additional shares to Liviakis (see Note 8).

     In 1995, the Company acquired assets of $1,148,516 under capital lease obligations.

     In 1995 the Company exchanged $400,000 of receivable from One, Three, Six, Inc. for a deposit on equipment (see Note 3).

     In 1995, in connection with the acquisition of Waste Professionals of Vermont, Inc., the Company recorded a receivable for the purchase of rights to $850,000 in escrow funds held by the State of Vermont (see Note 3) and provided for $1,500,000 for estimated closure and post-closure costs existing at acquisition (see Note 12).

See accompanying notes to consolidated financial statements.

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


(1)   BUSINESS COMBINATION AND NATURE OF OPERATIONS

      BioSafe International, Inc. (a Nevada Corporation) (the "Company"), formerly Zoe Capital Corp. (see Note 15), is a Development Stage Company. The Company was founded to apply its expertise in materials handling and size reduction technology to the solution of environmental problems. The Company is currently engaged in rehabilitating landfills to permit their continued operation with increased capacity in an environmentally sound manner (referred to as "landfill remodeling") and the acquisition and/or development of operating landfills.

      Prior to March 27, 1996, the Company had been actively developing other technologies with potential application in a number of business areas. On March 27, 1996, the Company announced its intention to take meaningful actions to conserve cash and working capital, including restructuring the Company's operations to focus its resources and activities on its core business of landfill remodeling and operation. See Note 18 for discussion of nonrecurring charges related to these discontinued operations. As of March 31, 1996, the Company had approximately $1.8 million in cash and nominal working capital.

      TheCompany has generated limited revenue since its organization and has been engaged in activities such as project development, engineering, permitting, and marketing and sales efforts. The Company will continue to seek out landfill remodeling and operating landfill projects for investment and will require substantial additional funds to fully develop and bring to commercial viability all of its currently planned projects. Successful completion of the Company's development program is dependent on raising substantial additional capital and achieving a level of revenues adequate to support the Company's cost structure.

      To date, although the Company has conducted significant testing of methods and processes based on its size reduction and materials handling technology, and has gained substantial experience in connection with the development and operation of its Fairhaven landfill project to date, the Company has not yet carried through a landfill remodeling project to completion. Final development and operation may be subject to engineering and construction problems such as cost overruns and start-up delays resulting from technical or mechanical problems, unfavorable conditions in the equipment or labor market, or environmental permitting and other regulatory problems, as well as other possible adverse factors. There can be no assurance that the Company will be successful in developing and implementing commercial landfill remodeling projects, or that any such development can be accomplished without excessive cost or delay.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis for Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries which include BioSafe, Inc. ("BioSafe") and BioSafe Landfill Technology, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Minority interest consists of 20% of Waste Professionals of Vermont, Inc.,
         (an 80% owned subsidiary of BioSafe Landfill Technology, Inc.).

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


      Landfill Revenue Recognition
      TheCompany's revenues from its landfill operations consist of disposal fees (known as tipping fees) charged to customers. Tipping fees are recognized as revenue based on the volume or weight of solid waste disposed of at the Company's operated or owned landfill sites. The daily volume of waste disposed at the Company's disposal facilities may vary according to market and weather conditions.

      Cost of Landfill Operations
      Cost of operations includes direct labor, fuel, equipment maintenance, insurance, depreciation and amortization, depletion of project development costs, accruals for ongoing closure and post-closure regulatory compliance (for landfills owned) and other routine maintenance and operating costs directly related to landfill operations. Also included in cost of landfill operations are payments made to the Towns in which each landfill is located in the form of "Host Town Fees" and "Closure Fees" (for landfills operated under management contracts), which are negotiated on a rate per ton basis as part of the contract with the Town. In such Towns, the Town is responsible for the closure and post-closure costs related to the landfill.

      Landfill Closure and Post-Closure Costs
      TheCompany estimates and accrues remaining closure and post-closure costs for landfills owned or acquired on a unit-of-production basis over each facility's estimated remaining airspace capacity. The Company records reserves, as necessary, as a component of the purchase price of facilities acquired, in acquisitions accounted for under the purchase method, when the acquisition is consummated.

      Property and Equipment
      Capitalization of landfill development costs begins with the signing of landfill management contracts for facilities operated by the Company that are not owned, or upon determination by the Company of economic feasibility or extended useful life of each landfill acquired as a result of comprehensive engineering and profitability studies. Capital costs include acquisition, engineering, legal and other direct costs associated with the permitting and development of new landfills, expansions at existing landfills, and cell development. These costs are capitalized pending receipt of all necessary operating permits or commencement of operations.

      Interest is capitalized on landfill costs related to permitting, site preparation, and facility construction during the period that these assets are undergoing activities necessary for their intended use. Interest costs of $82,195 were capitalized during 1995.

      Landfill project development costs will be depleted using the unit-of-production method, which is calculated using the total units of airspace filled during the year in relation to total estimated permitted airspace capacity. The determination of airspace usage and remaining airspace capacity is an essential component in the calculation of landfill asset depletion. The determination is performed by conducting annual topography surveys, generally using aerial survey techniques, of the Company's landfill facilities to determine remaining airspace capacity in each landfill. The surveys will be reviewed by the Company's consulting engineers, the Company's internal operating and engineering staff, and its financial and accounting staff. Current year-end remaining airspace capacity is compared with prior year-end remaining airspace capacity to determine the amount of airspace used during the current year. The result

                                                                     (Continued)
                                      F-13

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


         is compared against the airspace consumption figures used during the current year for accounting purposes to ensure proper recording of the provision for depletion. The reevaluation process did not impact results of operations for any years presented.

      The Company performs assessments for each landfill of the recoverability of capitalized costs which requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in environmental regulation. It is the Company's policy to periodically review and evaluate that the benefits associated with these costs are expected to be realized and therefore capitalization and depletion is justified. Capitalized costs related to landfill development for which no future economic benefit is determined by the Company are expensed in the period in which such determination is made.

      All other property and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the respective assets as follows:

                Buildings, facilities and improvements       10 to 30 years
                Vehicles and equipment                        5 to 10 years

      Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents
      All short-term investments which have an original maturity of 90 days or less are considered to be cash equivalents.

      Prepaid Consulting Fees
      Prepaid consulting fees are amortized on a straight-line basis over the term of the related consulting agreement.

      Deferred Financing Costs
      Deferred financing costs are amortized on a straight-line basis over the life of the related notes payable or debt.

      Income Taxes
      Effective January 1, 1993, BioSafe became a C corporation for Federal and state income tax purposes. Previously, BioSafe had elected Subchapter S status.

      BioSafe has adopted the provisions of Statement of Financial Accounting
         Standards No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


         respective tax bases. Measurements of deferred tax liabilities and assets are based upon provisions of enacted tax laws and the effects of future changes in tax laws or rates are not anticipated. The impact of adopting SFAS 109 was not material and, accordingly, there is no cumulative effect of an accounting change presented in the accompanying financial statements.

      Earnings Per Share
      Primary earnings per common share are based on the weighted average number of common shares and dilutive common stock equivalent shares outstanding during each period. Fully diluted earnings per share have been omitted since they are either the same as primary earnings per share or are anti-dilutive.

      Fair Value of Financial Instruments
      The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these items. The carrying amount of debt, notes and balances with bank lines of credit with interest rates related to the prime rate approximate fair value because the interest rates change with the market interest rates.

      Recent Accounting Pronouncements
      The Financial Accounting Standards Board has issued two Statements of
         Financial Accounting Standards, Accounting For The Impairment of Long-Lived Assets to Be Disposed Of No. 121 ("SFAS 121") and Accounting For Stock-based Compensation No. 123 ("SFAS 123"). In 1996, the Company will adopt SFAS 121 and will implement the disclosure requirements of SFAS 123; it does not expect either SFAS 121 or SFAS 123 to have a material effect on the financial statements.

      Reclassifications
      Certain amounts in prior year financial statements have been reclassified to conform to the 1995 presentation.

(3)   ACCOUNTS AND NOTES RECEIVABLE

      Accounts and notes receivable consist of the following:
                                                         December 31,
                                                  --------------------------
                                                     1995            1994
                                                     ----            ----

   Trade                                          $  352,524              --
   State of Vermont                                  850,000              --
   One, Three, Six, Inc.                             400,000         800,000
   BioMedical Waste Systems, Inc.                         -        2,308,775
   ScotSafe Limited                                   78,000              --
   Interest                                          151,041              --
   Other                                             447,646              --
                                                  ----------       ---------
                                                   2,279,211       3,108,775
   Allowance for doubtful accounts                  (232,146)             --
                                                  ----------       ---------
                                                   2,047,065       3,108,775
       Less current portion                        2,047,065       2,808,775
                                                  ----------       ---------

                                                  $       --         300,000
                                                  ==========       =========

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


      Trade
      On July 31, 1995, the Company entered into a contract with Waste
         Management of Rhode Island, Inc. ("WMRI"). The contract requires WMRI to provide a fixed annual quantity of waste, approximately 95% of the available annual permitted capacity of the Fairhaven Landfill for seven years, upon receipt by the Company of its authorization to operate ("ATO") of phase I of Cell I at the Fairhaven landfill. At December 31, 1995, the balance due from WMRI was $130,500 or 45% of the total trade accounts receivable balance. Through December 31, 1995, revenues from WMRI were approximately $586,000, or 44% of landfill revenues.

      State of Vermont
      In connection with the acquisition of a landfill in Moretown, Vermont, the Company purchased the rights to certain funds held by the State for closure and post-closure costs which were set aside in escrow by the prior owner to obtain a landfill operating permit. The Company intends to use these funds as collateral to obtain its new landfill operating permit.

      One, Three, Six, Inc.
      During 1994, BioSafe made a refundable deposit for the option to purchase
         80 percent of the common stock of Shred Pax Corporation (now known as One, Three, Six, Inc.), a manufacturer of shredding and grinding equipment. The option expired on March 31, 1994 but was extended by BioSafe under the option agreement which in turn resulted in the deposit being used to purchase 16 percent of One, Three, Six, Inc. common stock. One, Three, Six, Inc. sold substantially all of its assets to a third party on August 31, 1994, and has adopted a plan to liquidate One, Three, Six, Inc. Pursuant to the plan of liquidation, the Company has the right to receive its share of the net proceeds of liquidation upon completion of winding up the affairs of One, Three, Six, Inc.

      The Company expects total proceeds of $800,000 (calculated on a discounted basis at 9%). The Company has preliminarily negotiated the purchase from One, Three, Six, Inc. of certain equipment to be used in landfill operations. Accordingly, the Company has reclassified $400,000 of the total proceeds to property and equipment as a deposit on equipment for which the Company intends to take possession in 1996 (see Note 7).
         The Company recognized a gain of $222,728 in 1994 from this transaction.

      BioMedical Waste Systems, Inc.
      The Company had previously licensed its medical waste processing technology to BioMedical Waste Systems, Inc. ("BioMed"). At December 31, 1994, the Company had notes receivable of $458,775 ($450,000 due March 31, 1995) and accounts receivable of $1,850,000 due from BioMed. During May, 1995, the Company received a payment of $50,000 and extended the due date of the remaining $400,000 note receivable to July 31, 1995. The Company had anticipated total payments from BioMed on July 31, 1995, of $1,550,000, consisting of the remaining note balance of $400,000 and royalty payments of $1,150,000.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


      As a result of the financial, legal and operating difficulties experienced by BioMed, BioMed did not pay the Company the outstanding amounts owed at July 31, 1995, and the Company elected to terminate the technology agreement with BioMed effective August 1, 1995. As a result of the termination, BioMed was no longer contractually obligated to repay the outstanding accounts receivable balance to the Company, and the outstanding March 31, 1995 balance of $2,575,000, as well as the outstanding note receivable balance of $400,000, was written off as of June 30, 1995. The Company recognized revenues under the technology agreement of $1,850,000 and $1,300,000 in the years ended December 31, 1994 and 1993, respectively, and $725,000 in the quarter ended March 31, 1995, and ceased accruing revenues thereafter.

      ScotSafe Limited
      On February 9, 1996, The Company entered into a license and services agreement with ScotSafe Limited (a Glasgow, Scotland Company) ("ScotSafe"). The agreement provides for the Company to license to ScotSafe its medical waste technology (reclaimed from BioMed) and provide ScotSafe with certain engineering and consulting services throughout the British Isles and Ireland.

      The agreement requires ScotSafe to pay a royalty for up to nine facilities constructed by ScotSafe which will utilize the Company's medical waste technology. Total royalty revenues under this agreement are expected to be approximately $2.0 million, based upon the construction or initiation of these facilities. During 1996, the Company anticipates recognizing estimated royalty revenue of $900,000 to $1,300,000 under this agreement. In addition, the Company expects to provide continuing engineering and consulting services on a fee basis during facility design and construction.

(4)   ASSETS HELD FOR SALE

      On March 27, 1996, the Company announced its intention to take meaningful action to conserve cash and working capital, including the restructuring of the Company's operations to focus its resources and activities on its core business of landfill remodeling and operation. Net assets of the discontinued operations consisted primarily of land of $402,500 and other property and equipment of $103,480, and are stated at their approximate net realizable value at December 31, 1995. The Company expects to dispose of these assets during 1996.

(5)   DUE FROM FORMER EMPLOYEES

      This represents outstanding cash advances to former employees for anticipated business-related expenses. Subsequent to year-end, these advances increased. In addition, the Company is evaluating the potential to recover additional amounts from former employees. Certain of these amounts may be disputed and, therefore, the Company is not able to ascertain the amount of potential recoveries at this time. See
         Note 18, subsequent events.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


(6)   INVESTMENT IN AFFILIATE

      In December 1995, the Company entered an agreement to form BioSafe Europe
         PLC ("BioSafe Europe") to introduce the Company's landfill remodeling technology throughout Europe and certain other territories. The joint venture agreement provides that the initial shareholders of BioSafe Europe will be the Company and GB First Capital Ventures, a European-based concern ("First Capital"). According to the joint venture agreement, First Capital is required to arrange an initial equity offering in Europe to raise a minimum of $8.0 million in equity capital on or before September 30, 1996. If such financing is not closed by such date, the joint venture agreement may be terminated at the option of the Company on or before March 30, 1997. In accordance with the antidilution provision of the joint venture agreement, the Company will own no less than 40% of the equity of BioSafe Europe after such initial equity offering.

      As part of the joint venture, the Company entered into an engineering services and licensing agreement with BioSafe Europe under which BioSafe Europe is granted the exclusive license to carry out landfill remodeling projects using the Company's technology in the European territory and certain other territories. The Company will receive a 6% royalty on all project revenues and will provide continuing technological assistance on a fee basis.

(7)   PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost and consist of the following;

                                                             December 31,
                                                       -----------------------
                                                           1995         1994
                                                           ----         ----
     Construction in progress - landfills owned        $ 5,152,750          -
     Construction in progress - landfills operated       4,907,155     710,102
     Future landfill development projects                  269,381      21,725
     Equipment used in landfills                         1,152,646          -
     Deposit on equipment purchase                         400,000          -
     Buildings, facilities and improvements                552,060          -
     Other property and equipment                          302,821     161,873
                                                       -----------     -------
                                                        12,736,813     893,700
     Less accumulated depreciation and amortization       (233,722)   (122,587)
                                                       -----------     -------

                                                       $12,503,091     771,113
                                                       ===========     =======
                                                                   (Continued)

                                      F-18

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


      Town of Fairhaven
      The Company entered into a contract with the Town of Fairhaven, Massachusetts on July 24, 1994 to remodel the Town of Fairhaven landfill. On June 22, 1995, the Company commenced operations and began accepting waste at the landfill utilizing existing capacity. In addition, the Company has remodeled and constructed an initial cell and is awaiting final authorization from the Massachusetts Department of Environmental Protection ("MDEP"). Upon receipt of final authorization from MDEP, and if there is not an adverse result in the litigation referred to below, the Company will be permitted to increase daily capacity from 150 to approximately 400 tons per day ("TPD"). The contract requires the Company to pay a "Host Town Fee" of $2.00 per ton or 5% of the tipping fees for solid waste and $3.00 per ton to contribute to the Town's closure and post-closure costs, excluding waste from the Town and waste for "beneficial reuse."

      On November 8, 1995 an action was brought against various parties including the Company relating to the Fairhaven landfill. Plaintiffs are 16 residents of Fairhaven, Massachusetts who reside in the vicinity of the Fairhaven landfill. In the litigation, the plaintiffs seek an order annulling the major modification permit issued by the MDEP (the "Permit"), which authorized one phase of the landfill remodeling project at the Fairhaven landfill. The plaintiffs also have brought claims alleging that the MDEP violated the Massachusetts Environmental Policy Act in issuing the Permit. Further, the plaintiffs have brought certain common law claims against The Company for nuisance, trespass and strict liability based principally on alleged odor and dust conditions resulting from The Company's work at the Fairhaven landfill. The common law claims seek compensatory damages and injunctive relief.

      The Company intends to challenge all of the alleged procedural and substantive grounds asserted by the plaintiffs for the appeal. On January 12, 1996, the Company filed a motion to dismiss the litigation. The Town and MDEP have filed a similar motion. The Court heard oral arguments on the motions to dismiss on April 9, 1996, and took the matter under advisement. The Court indicated that a decision on the motion will be forthcoming in the next several weeks. If the MDEP's granting of the permit is reversed, the Company's plans with respect to the Fairhaven landfill project would be materially adversely affected.

      Acquisition of Landfill in Moretown, Vermont
      In May 1995, the Company submitted a successful bid, through the Company's
         80%-owned subsidiary, Waste Professionals of Vermont, Inc. ("WPV"), to purchase a landfill located in Moretown, Vermont, and certain related assets at an auction conducted by the United States Bankruptcy Court for the District of Vermont. On June 2, 1995, the Bankruptcy Court entered its order authorizing and directing the sale of this landfill and certain related assets to WPV, which transaction closed on July 5, 1995.

      The Company has filed a permit application with Vermont Department of Natural Resources (VDNR) to commence operations at the landfill. Upon receipt of its permit, the Company will commence operations at approximately 400 TPD. In order for VDNR to issue a permit to the Company, the Company must provide financial assurance for estimated closure and post-closure costs of approximately $2.0 million.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


      The Company's ownership of the landfill through its subsidiary, WPV, involves a greater degree of exposure to potential environmental liabilities than is involved with landfills operated under a management contract. In conjunction with the acquisition, the Company recorded $1.5 million in estimated closure and post-closure costs based on engineering estimates of the current condition of the landfill. See
         Note 12.

(8)   CONSULTING AGREEMENT

      On March 29, 1995, contemporaneous with the merger (see Note 15), the
         Company entered into a two year agreement with Liviakis Financial Communications, Inc. ("Liviakis"), whereby Liviakis will provide ongoing assistance and consultation to the Company on matters concerning mergers and acquisitions, corporate finance, investor relations and financial public relations. As compensation for services to be rendered by Liviakis, the Company issued Liviakis 890,000 shares of the Company's common stock. As a result, on March 29, 1995, the Company recorded a prepaid asset of $1,335,000 representing a 25% discount from the private placement share value since, under the agreement, the Liviakis shares are restricted and may not be sold or transferred without the Company's consent before March 29, 1997. Amortization of prepaid consulting fees for the year ended December 31, 1995 was $500,625.

      In addition, the Company is required to issue to Liviakis 10,000 restricted shares of the Company's common stock at the end of the fourth, eighth, twelfth, sixteenth, twentieth, and twenty-fourth months after March 29, 1995. Under the agreement, these shares may not be sold or transferred without the Company's consent before March 29, 1997. During 1995, the Company issued an additional 20,000 shares to Liviakis and expensed $122,500 related to the issuance of these shares.

(9)   LONG-TERM DEBT AND NOTES PAYABLE


      Long-term debt and notes payable consists of:
                                                                     December 31,
                                                          -----------------------------
                                                               1995              1994
                                                               ----              ----
         Capital leases and equipment notes payable       $ 1,022,377             5,529
         FDIC                                                 511,093           513,153
         Boston Private Bank                                  211,065           300,000
         Mortgages                                            200,037                 -
         One, Three, Six, Inc.                                400,000           400,000
         Stockholders and related parties                           -           396,701
         Other notes payable                                   72,619           337,894
         Convertible subordinated debt                     11,375,000           640,000
                                                          -----------         ---------
                                                           13,792,191         2,593,277
         Less current portion                               1,526,188         1,330,124
                                                          -----------         ---------
                                                          $12,266,003         1,263,153
                                                          ===========         =========



                                                                 (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


Maturity of Long Term Debt and Notes Payable, Excluding Capital Leases and
Equipment Notes Payable
Scheduled maturities of long-term debt and notes payable are as follows:

Payments due in the year ending December 31,
           1996                                   $   708,034
           1997                                       597,058
           1998                                        57,624
           1999                                         7,234
           2000                                    11,232,970
           Thereafter                                 166,894
                                                  -----------

                                                  $12,769,814
                                                  ===========

Capital Leases and Equipment Notes Payable
The Company leases certain facilities, equipment and vehicles under agreements which are classified as capital leases. The facility leases have original terms of 5 years and purchase options at the end of the lease term. Leased capital assets included in property are as follows:

                                                            December 31,
                                                      -------------------------
                                                        1995             1994
                                                        ----             ----

   Buildings                                          $   56,250             -
   Machinery and equipment                             1,360,560         20,498
                                                      ----------        -------
                                                       1,416,810         20,498
   Accumulated amortization                              (58,966)       (10,249)
                                                      -----------       --------
                                                      $1,357,844         10,249
                                                      ==========        =======


Future minimum lease payments, by year and in the aggregate, under non-cancelable capital leases and operating leases with initial or remaining terms of one year or more at December 31, 1995 are as follows:

                                                            Capital           Operating
                                                            Leases             Leases
                                                            -------           ---------
   Payments due in the year ending December 31,
        1996                                              $1,050,067            388,118
        1997                                                  83,889            331,470
        1998                                                  73,845            336,333
        1999                                                  68,832            169,556
        2000                                                  14,965             85,276
                                                          ----------          ---------
              Total minimum lease payments                 1,291,598          1,310,753
                                                                              =========
              Amounts representing interest                  269,221
                                                          ----------
              Present value of net minimum lease payments  1,022,377
              Current portion                                818,154
                                                          ----------

              Long-term portion                           $  204,223
                                                          ==========

                                                                               (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


The Company's rental expense for operating leases was $294,492, $66,648, and $44,720 for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company has reclassified approximately $582,000 of capitalized lease obligations to current since it was not in compliance with certain financial covenants at December 31, 1995.

Bank Debt
During 1994, the Company renegotiated its existing FDIC line of credit and extended the due date on the note to May 1, 1997. Interest is due monthly at prime plus 1.5% (prime was 8.5% at December 31, 1995). The debt is secured by the Company's assets.

During 1994, the Company entered into a debt agreement with Boston Private Bank and borrowed $300,000. The note is payable in monthly installments of $6,667, plus interest at prime plus 1.5% (prime was 8.5% at December 31, 1995) through June 6, 1998. The debt is secured by the Company's assets and the principal residence of Dr. Richard Rosen and Marguerite Piret (see Note
     18).

Mortgages
Mortgage notes are secured by the respective assets, and are due in various amounts through 2015.

One, Three, Six, Inc.
In 1994, the Company received $400,000 in the form of a note as an advance against the initial distribution of proceeds from the sale of the assets of One, Three, Six, Inc. The note, which bears interest at 10% payable quarterly, was due in March, 1996 (see Note 3).

Stockholders and Related Parties
On March 31, 1995, all notes payable to stockholders and related parties were repaid. Interest expense on notes to stockholders and related parties for years ended December 31, 1995, 1994 and 1993 amounted to $2,701, $16,733 and $25,201, respectively.

Other Notes Payable

In 1994, the Company issued promissory notes in the aggregate principal amount of $280,500 and Series A Warrants, adjusted for the 1.75 to 1 stock split, to purchase an aggregate of 122,719 shares of Common Stock in connection with a special-purpose financing in August 1995. On March 31, 1995, the promissory notes, including interest at 8% per annum, were paid. The Series A Warrants were exercisable over a period of three years at a price of $2.43 per share (see Note 15).

In 1994, the Company issued a note for $57,394 to a creditor in satisfaction of accounts payable. The note was repaid in January, 1995.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


On September 7, 1995, the Company borrowed $1,000,000 as a bridge loan from a stockholder who is not an affiliate of the Company, under a six month promissory note at 10% interest secured by certain assets of the Company. The Company issued to the lender warrants to purchase 125,000 shares of common stock at $2.89 per share. The note and all accrued interest was repaid in 1995 from the proceeds of the convertible debenture discussed below.

Convertible Subordinated Debt
During 1993, the Company completed a $700,000 private placement of 14 investment units. Each unit sold for $50,000, consisting of 20,000 shares of the Company's common stock and a $20,000 subordinated note with an interest rate of 7%. In 1994, the Company conducted an exchange offer pursuant to which the holders of $240,000 of the subordinated notes exchanged their notes for common stock at a price of $4 per share (before adjustment for the 1.75 to 1 stock split). On June 30, 1995 the remaining note balances and all accrued interest were repaid.

The Company issued a Subordinated Note and Warrant for $500,000 with interest at 9% per annum, to a single investor in connection with a special-purpose financing in January 1994. Through December 31, 1994, the Company repaid $300,000 of the principal due. On March 31, 1995, the remaining outstanding principal balance and all accrued interest were repaid. The Warrant entitles the holder to purchase from the Company 43,750 shares of common stock at $2.29 per share, adjusted for the 1.75 to 1 stock split, through January 14, 1999. The Warrant may be exercised in full or in part at any time during this exercise period.

The Company issued a $250,000 Convertible Subordinated Note to an investor in July 1994, with simple interest at 9% per annum. In January 1995, $100,000 was repaid. On March 31, 1995, the unpaid principal and accrued interest was paid.

The Company issued a three-year $150,000 Convertible Subordinated Note to an investor in August 1994. The note may be converted into common stock at the option of the holder, adjusted for the 1.75 to 1 stock split, at the rate of one share of common stock for each $2.44 in outstanding principal and interest.

On October 6 and 12, and November 7, 1995, the Company closed a "Regulation S" offering of $11,225,000 in convertible notes and warrants to overseas investors, which resulted in net proceeds to the Company of $10,085,587. The offering consisted of 449 units. Each unit sold for $25,000, and consisted of one convertible subordinated note ("Note") along with Series F Warrants ("Warrants") to purchase shares of Common Stock. The Notes are due in the year 2000 and bear interest at 10%, payable quarterly. The Notes are convertible into Common Stock as of the nine-month anniversary of the initial closing of the offering, July 6, 1996, at face value plus accrued interest. The conversion price per share is the lesser of $9.00, or 75% of the 20-day average closing bid price of the Common Stock immediately preceding July 6, 1996. The Notes are callable at the option of the Company at any time after October 6, 1996, if the closing sale price of the Common Stock has exceeded $10.00 per share for a period of 20 consecutive trading days prior to redemption notice. The Warrants are exercisable for a number of shares equal to the number of shares of Common Stock issuable upon conversion of the Note (or, in the case of the first 200 units sold, 150% of such number of shares) at the Note conversion price described above. The Warrants expire on or about

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


     September 30, 1998. The Notes and Warrants have not been registered under the Securities Act and may not be sold in the United States without such registration or an applicable exemption from the requirement of registration. Under most circumstances, resales in the United States of Notes and shares of Common Stock acquired or conversion of Notes or exercise of Warrants is exempt from registration under prevailing interpretations of Regulation S. In connection with the offering, the Company issued to the Placement Agent warrants to purchase up to 701,563 shares of Common Stock at $10 per share.

(10) ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                           December 31,
                                                       ---------------------
                                                        1995           1994
                                                        ----           ----

         Interest                                      $209,631        39,840
         Professional and consulting fees               421,500        40,000
         Salaries and wages                              37,809        66,509
         Insurance                                       25,345            -
         Other                                            4,253        67,254
                                                       --------    ----------

                                                       $698,538       213,603
                                                       ========    ==========

(11) INCOME TAXES

As discussed in Note 2, effective January 1, 1993, the Company became taxable as a C Corporation for Federal and state income tax purposes. The Company has adopted SFAS 109. The cumulative effect of this change in accounting for income taxes was not material.

      Income tax expense consists of:
                                                         Current       Deferred        Total
                                                         -------       --------        -----

         Year ended December 31, 1995:
              Federal                                    $      -      (141,358)      (141,358)
              State                                        75,535       (43,642)        31,893
                                                         --------      --------       --------

                                                         $ 75,535      (185,000)      (109,465)
                                                         ========      ========       ========
         Year ended December 31, 1994:
              Federal                                    $      -       141,358        141,358
              State                                             -        43,642         43,642
                                                         --------      --------       --------

                                                         $      -       185,000        185,000
                                                         ========      ========       ========
         Year ended December 31, 1993:
              Federal                                    $ 77,200             -         77,200
              State                                        25,300             -         25,300
                                                         --------      --------       --------

                                                         $102,500             -        102,500
                                                         ========      ========       ========

                                                                                   (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


A reconciliation between federal income tax expense at the statutory rate and the Company's federal tax expense is as follows for the year ended December
  31:

                                                                       1995          1994           1993
                                                                       ----          ----           ----

         Statutory federal income tax (benefit)                   $(2,708,925)       144,983        90,459
         State taxes, net of federal income tax benefit              (704,604)        35,211        16,698
         Valuation allowance                                        3,294,764              -             -
         Other                                                          9,300          4,806        (4,657)
                                                                  -----------        -------       -------

                                                                  $  (109,465)       185,000       102,500
                                                                  ===========        =======       =======


The tax effects of temporary differences between financial statement and tax accounting that gave rise to significant portions of the Company's net deferred tax assets and deferred tax liabilities at December 31, 1995 are presented below.

                                                                          1995             1994
                                                                          ----             ----

         Deferred tax assets:
              Accounts receivable                                       $  116,001              -
              Inventories                                                   80,899              -
              Long-term contracts                                          191,559              -
              Property and equipment                                        12,990              -
              Other accrued liabilities                                    174,370         18,652
              Operating loss and credit carryforwards                    2,953,174         30,312
                                                                        ----------        -------
                    Gross deferred tax assets                            3,528,993         48,964
                    Less: valuation allowance                            3,294,764              -
                                                                        ----------        -------
                    Net deferred tax assets                                234,229         48,964
                                                                        ----------        -------
         Deferred tax liabilities:
              Deferred income and capitalized costs                        234,229        233,964
                                                                        ----------        -------
                    Total deferred tax liabilities                         234,229        233,964
                                                                        ----------        -------

                    Net deferred tax liability                          $        -        185,000
                                                                        ==========        =======

At December 31, 1995, the Company has net operating loss carryforwards for federal income tax purposes of approximately $6.7 million which are available to offset future federal taxable income, if any, and which expire during the years ended December 31, 2008 and December 31, 2010. The Company's ability to utilize its existing net operating loss carryforwards may be limited if there is change in ownership of the Company of greater than 50% within a three-year period. The Company also has state tax net operating loss carryforwards of approximately $6.7 million that expire during the years ended December 31, 1998 and 2000.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


(12) LANDFILL CLOSURE AND POST-CLOSURE COSTS

Landfills are typically developed in a series of cells, each of which is constructed, filled, and capped in sequence over the operating life of the landfill. When the cell is filled and the operating life of the landfill is over, the final cell must be capped, the entire site must be closed and post-closure care and monitoring activities begin. The Company will have material financial obligations relating to the final closure and post-closure costs of each landfill the Company owns.

The Company has estimated as of December 31, 1995 that the total costs for final closure and post-closure of Cell I at the Moretown, Vermont landfill, including capping costs, cap maintenance, groundwater monitoring, methane gas monitoring, and leachate treatment and disposal for up to 30 years after closure, is approximately $2.0 million. Based upon the capacity of Cell I under the current applied permit and existing conditions of the landfill at acquisition, $1.5 million has been accrued for at December 31, 1995.

The Company bases its estimates for these accruals on respective State regulatory requirements, including input from its internal and external consulting engineers and interpretations of current requirements and proposed regulatory changes. The closure and post-closure requirements are established under the standards of the U.S. Environmental Protection Agency's Subtitle D regulations as implemented and applied on a state-by-state basis.

The determination of airspace usage and remaining airspace capacity is an essential component in the calculation of closure and post-closure accruals. See Note 2, significant accounting policies.

(13) COMMITMENTS AND CONTINGENCIES

Landfill related activities
In the normal course of its business, and as a result of the extensive governmental regulation of the solid waste industry, the Company periodically may become subject to various judicial and administrative proceeding involving federal, state or local agencies. In these proceedings, the agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company also may be subjected to actions brought by citizens' groups in connection with the permitting of its landfills or transfer stations, or alleging violations of the permits pursuant to which the Company operates. Certain federal and state environmental laws impose strict liability on the Company for such matters as contamination of water supplies or the improper disposal of hazardous waste. The Company's operation of landfills subjects it to certain operational, monitoring, site maintenance, closure and post-closure obligations which could give rise to increased costs for monitoring and corrective measures. See Note 12.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


The Company has obtained environmental impairment liability insurance covering claims for sudden or gradual onset of environmental damage. If the Company were to incur liability for environmental damage in excess of its insurance limits, its financial condition could be adversely affected. The Company carries a comprehensive general liability insurance policy which management considers adequate at this time to protect its assets and operations from other risks.

None of the Company's landfills are currently connected with Superfund National
     Priority Lists or potentially responsible party issues.

Employment Contracts
The Company has entered into employment agreements with two of its senior executives. The two agreements provide for employment until terminated by either party at an annual salary of $150,000 and $125,000.

Legal Matters
The Company is party to pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management, after consultation with outside legal counsel, is of the opinion that the expected final outcome should not have a material adverse effect on the Company's financial position, results of operations or liquidity with the exception of certain litigation brought against the Company related to the Fairhaven Landfill (see Note 7).

(14) PREFERRED STOCK

In 1993, the Company issued 7,750 shares of newly created Series A 8% preferred stock to related and unrelated parties, in exchange for the retirement of $775,000 of debt.

During 1994, the Company redeemed from a principal stockholder 3,000 shares of preferred stock for a purchase price of $300,000.

Included in due to stockholders and related parties are accrued but unpaid dividends of $63,834 at December 31, 1994.

On March 29, 1995 all outstanding shares of preferred stock were converted into 237,500 shares of common stock as part of the merger.

(15) COMMON STOCK

During 1993, the Company issued 280,000 shares and received gross proceeds of $420,000.

During 1994, the Company circulated a private placement memorandum that raised gross proceeds of $1,025,000 through the issuance of 256,250 shares of common stock at a price of $4.00 per share (before adjustment for the 1.75 to 1 stock split).

On December 1, 1994, the Company converted $240,000 of subordinated notes payable and $5,952 accrued interest into 61,488 shares of common stock.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


During 1991, 1992, 1993 and 1994, the Company issued 270,750, 1,075,125, 62,310 and 20,000 shares of common stock, respectively, in exchange for various investment considerations and consulting services. No value was assigned by the Company to the shares that were issued in 1991, 1992 and 1993 since, at the time of issuance, the Company had not sold any stock since inception and the Company had a substantial stockholders' deficit. The 1994 shares were recorded at a current value of $4.00 per share (before adjustment for the 1.75-to-1 stock split).

From January 1 through March 29, 1995, the Company issued 2,450 shares for employee bonuses, 31,500 shares in exchange for Directors' fees and 11,250 shares for consulting services at $4.00 per share (before adjustment for the 1.75 to 1 stock split).

On February 1, 1995, BioSafe closed a private placement of 1,100 units with net proceeds of $997,250. Each unit consisted of a $1,000 face amount 10% convertible subordinated note, a Series C Warrant to purchase 500 shares of Common Stock at $2.00 per share and a Series D Warrant to purchase 500 shares of Common Stock at $4.75 per share. The convertible notes and all accrued interest were then converted into 558,578 shares of the Company's Common Stock on March 29, 1995 as part of the merger transaction described below.

On February 17, 1995, BioSafe began offering units consisting of four shares of Common Stock with a Series D Warrant to purchase two shares of Common Stock at $4.75 a share. Contemporaneous with the merger on March 29, 1995 described below, BioSafe completed an initial closing of its private placement with gross proceeds of $4.0 million from the sale of 500,000 units at $8.00 per unit. After the merger, on April 18, 1995 and April 24, 1995, the Company closed an aggregate of $5,000,000 in additional gross proceeds with respect to the private placement from the sale of 625,000 units at $8.00 per unit.

In March, 1995, the Company issued warrants to purchase 114,625 shares at $2.29 per share and 50,000 shares at $3.50 per share to certain investors for investment considerations and professional services rendered.

On March 29, 1995, the Company acquired BioSafe in a merger accounted for as a reverse recapitalization. The acquisition was consummated through an exchange of shares of the Company for an equal number of shares of BioSafe. To accomplish this, the stockholders of the Company approved a 1 for 73.083 reverse stock split while the stockholders of BioSafe approved a 1.75 to 1 forward stock split. Since stockholders of BioSafe received the majority stock of the resulting combined enterprise, management of BioSafe became management of the combined enterprise. The name of the Company was then changed from Zoe Capital Corp. to BioSafe International, Inc. The financial statements presented treat BioSafe as the surviving entity in the combination. The financial statements for December 31, 1994 and prior periods exclude BioSafe International, Inc. since such financial statements are not material.

As part of the merger agreement, all of the outstanding shares of BioSafe's
     Preferred Stock (total of 4,750 shares with $100 par value) were converted into 237,500 shares of Common Stock of the Company. On March 29, 1995, the Company also issued to the existing BioSafe stockholders Series E Warrants on a pro-rata basis to purchase an aggregate of 500,000 shares of the Company's Common Stock at $3.50 a share.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


The Company has the right to accelerate the expiration of the Warrants in the event that the average market price of the Common Stock for 20 consecutive trading days exceeds $4.625 per share in the case of Series A Warrants and $5.75 per share in the case of Series C Warrants, Series D Warrants and Series E Warrants. In the event that the Company accelerates the expiration of any Warrants, the holders of such Warrants would be permitted to exercise the Warrants during a period of not less than 20 days following notice of such event.

On March 30, 1995, the Company issued three-year non-callable Warrants to purchase 720,000 shares of the Company's Common Stock at $2.30 per share and 200,000 shares of Common Stock, issued and charged to stockholder's equity at $2.00 per share, to Capital Growth International, Inc. ("Capital Growth") as compensation for investment banking services rendered in connection with the private placement and the merger.

On March 30, 1995, the Company issued 890,000 shares of Common Stock and recorded the issuance as prepaid consulting expense at $1.50 per share, to Liviakis Financial Communications, Inc. in conjunction with the two year consulting agreement described more fully in Note 8 to these consolidated financial statements.

The Company used a portion of the proceeds from the merger and private placement to repay notes payable, notes payable to stockholders and related parties and subordinated notes payable.

On November 6, 1995, the SEC declared effective the Company's registration
     Statement on Form S-1 relating to the resale by certain security holders of up to 16,606,356 shares of Common Stock, 122,719 Series A Warrants and 550,000 Series C Warrants, 2,800,000 Series D Warrants, and 500,000 Series E Warrants. The Company did not receive any proceeds from the sale of shares of Common Stock or Warrants from the selling security holders. The Company will receive proceeds from the issuance of Secondary Warrant Stock when, and if, any of the Warrants are exercised by the warrant holders.

In 1995, the Company issued additional warrants to purchase common stock in connection with various financing transactions. See note 9.

(16) STOCK OPTIONS

During January of 1994, BioSafe adopted the 1993 Stock Option Plan (the "Plan") for the issuance of options to purchase up to 450,000 shares of Common Stock by employees, directors, and consultants of the Company. Options granted under the Plan may be either Incentive Stock options or Non-Qualified Stock Options for purposes of federal income tax law. Options are generally subject to vesting over a period of four years from the date of grant and are exercisable only to the extent vested from time to time, although certain options have provided for earlier vesting. The selection of individuals to receive awards of options under the Plan and the amount and terms of such awards may be determined by the Board of Directors of the Company or an Administering Committee appointed by the Board of Directors.

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


On March 27, 1995 the BioSafe 1993 Stock Option Plan was assumed by the
     Company, adjusted to reflect the 1.75 to 1 stock split. The Option Plan provides for the issuance of options to purchase up to 1,500,000 shares of Common Stock to employees, directors, and consultants of the Company. As of December 31, 1995, options to purchase 619,125 shares of Common Stock had been granted and options to purchase up to an additional 880,875 shares remained available for grant.

Changes in options and option shares under the plan during the respective years were as follows:

                                                                 1995                           1994
                                                      --------------------------     ---------------------------
                                                       Option price      Number      Option price       Number
                                                         per share     of shares       per share       of shares
                                                       ------------    ---------       ---------       ---------

 Options outstanding, beginning of year                    $2.00         555,625                              -
 Options granted                                       $2.00 to 8.25     287,500         $2.00          555,625
 Options exercised                                                                                            -
 Options canceled                                          $2.00         224,000                              -
                                                                       ---------                        -------
 Options outstanding, end of year                      $2.00 to 8.25     619,125         $2.00          555,625
 Shares reserved for future grants                     $2.00 to 8.25     880,875         $2.00          231,875
                                                                       ---------                        -------

 Total options in the plan                                             1,500,000                        787,500
                                                                       =========                        =======

 Options exercisable, end of year                          $2.00         147,656         $2.00           87,500
                                                                       =========                        =======

Options outstanding at December 31, 1995 and market value at date of grant were as follows:

                                      Number          Price
                                     of shares      per share          Amount
                                     ---------      ---------          ------

  Year of grant:
       1994                           327,250        $2.00            $  654,500
       1995                            21,875         2.00                43,750
       1995                            70,000         8.25               577,500
       1995                           200,000         5.44             1,088,000
                                      -------                         ----------

                                      619,125                         $2,363,750
                                      =======                         ==========

In addition, options to purchase 43,750 shares of Common Stock were granted outside of the Option Plan to a director. Twenty-five percent of these are exercisable at $2.00 per share at December 31, 1995.

(17) RELATED PARTY TRANSACTIONS

During the years ended December 31, 1995, 1994, and 1993 the Company paid and accrued investment advisory fees of $45,936, $45,740 and $20,570 respectively, to Newbury, Piret & Company, Inc.(a Company owned by Marguerite A. Piret, a major stockholder and director of the Company and the wife of Dr. Richard H. Rosen). See Note 18, subsequent events and Note 5, due from former employees. (Continued)

                                                                     (Continued)

                  BIOSAFE INTERNATIONAL, INC. AND SUBSIDIARIES

                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements


As part of the merger discussed in Note 15, the Company entered into a one-year investment banking agreement with Capital Growth International, Inc. at $4,500 per month, which expired in March, 1996.

(18) SUBSEQUENT EVENTS

On March 27, 1996, the Company announced its intention to take meaningful actions to conserve cash and working capital, including the restructuring of the Company's operations to focus its resources and activities on its core business of landfill remodeling and operation. On that date, the Company ceased operations at its technology center in Woburn, Massachusetts and discharged all employees and consultants previously engaged in developing technologies with potential application in activities including the manufacture of useful materials from tires and other recycled materials, contaminated soil cleanup and recycling, industrial sludge disposal, size reduction equipment design and manufacture, and Major Sports Fantasies, Inc., a business unrelated to the environmental industry. In addition, the Company discharged certain employees involved in the Company's core landfill remodeling and operation business, including administrative, marketing and sales, and operations. No substantial revenues have been received from the technology center operations or Major Sports Fantasies, Inc. activities. Included in selling, general and administrative expenses for 1995 is $1,078,826 related to these activities.

In connection with the anticipated discontinued operations, the Company recorded a nonrecurring charge to 1995 earnings of $1,315,313 primarily related to the write-down of assets to estimated net realizable value. During the first quarter of 1996, the Company will record an as yet unknown charge to earnings for estimated costs of discontinuing these operations and restructuring. As of March 31, 1996, the Company had approximately $1.8 million in cash and nominal working capital.

The Company is currently maintaining ownership of its infectious medical waste disposal technology (which is fully developed and requires no further development costs), which is outside the Company's core landfill remodeling and operations business, subject to the non-exclusive purchase option described in the following paragraph.

On March 27, 1996, Dr. Richard H. Rosen resigned from the offices of Chairman of the Board of Directors, President, Chief Executive Officer and Treasurer of the Company and all of its subsidiaries and affiliates (see Note 5, due from former employees). The Board of Directors named Philip Strauss, Chief Operating Officer, to additional positions of Chief Executive Officer, President and Treasurer of the Company and named Jay Matulich as interim Chairman of the Board of Directors. In connection with Dr. Rosen's resignation, the Company granted Dr. Rosen a 90-day non-exclusive option to purchase the Company's medical waste technology, and the technology center operations described above, which are not used in the Company's core landfill remodeling and operation business, at a price to be determined by independent appraisal. The Company retains a right to accept a competing offer deemed preferable by the Company, subject to a right of first refusal by Dr. Rosen. The assets of these subsidiaries that are expected to be sold have been included in assets held for sale on the consolidated balance sheets.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On March 29, 1995, the Company acquired all of the outstanding capital stock of BioSafe, Inc. through the merger of a wholly-owned subsidiary of the Company with and into BioSafe, Inc. (the "Acquisition"). As part of the Acquisition, the Company's stockholders elected new directors, and the Company moved its principal offices to Cambridge, Massachusetts. The Company's Board of Directors determined that it was in the best interests of the Company to appoint an independent accountant that is located near the Company's new principal office and is familiar with the operations of its operating subsidiary, BioSafe, Inc. Accordingly, on March 29, 1995, the Board of Directors appointed KPMG Peat Marwick LLP as the Company's certifying independent public accountant. Additional information relating to this appointment is as follows:

     1. The effective date of the appointment of KPMG Peat Marwick LLP as the Company's independent certifying accountant was March 29, 1995.

     2. There had been no disagreements with the previous accountant of the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure.

     3. The accountants' reports on the Company's financial statements for the two years previous to the appointment of KPMG Peat Marwick LLP did not contain adverse opinions or disclaimers of opinions, nor were such reports qualified as to audit scope or accounting principles.

     4. A letter from the former accountant of the Company stating that it agrees with the statements set forth in this Item is incorporated by reference as an exhibit to this Annual Report on Form 10-K.

     5. The decision to change accountants was recommended by the Company's Board of Directors. The Company has no audit committee.


                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS

     Incorporated herein by reference to the Company's definitive proxy statement with respect to its Annual Meeting of Stockholders to be held on June 14, 1996, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11.  EXECUTIVE COMPENSATION

     Incorporated herein by reference to the Company's definitive proxy statement with respect to its Annual Meeting of Stockholders to be held on June 14, 1996, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Incorporated herein by reference to the Company's definitive proxy statement with respect to its Annual Meeting of Stockholders to be held on June 14, 1996, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Incorporated herein by reference to the Company's definitive proxy statement with respect to its Annual Meeting of Stockholders to be held on June 14, 1996, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

                                     PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Exhibits

    Exhibit No.       Description
    -----------       -----------
      3(i).1       Articles of Incorporation of the Company.  (Incorporated by reference to Exhibit No.
                   3(i).1 to the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-
                   93966.)
      3(i).2       Articles of Amendment to Articles of Incorporation of the Company.  (Incorporated by
                   reference to Exhibit No. 3(i).2 to the Registration Statement on Form S-1 of BioSafe
                   International, Inc., No. 33-93966.)
      3(i).3       Certificate of Incorporation of BioSafe, Inc., as amended.   (Incorporated by reference
                   to Exhibit No. 3(i).3 to the Registration Statement on Form S-1 of BioSafe
                   International, Inc., No. 33-93966.)
      3(ii).1      Bylaws of the Company, as amended on March 26, 1996.
      3(ii).2      Bylaws of BioSafe, Inc.   (Incorporated by reference to Exhibit No. 3(ii).2 to the
                   Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      4.1          Form of Series A Warrant Certificate.   (Incorporated by reference to Exhibit No. 4.1
                   to the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-
                   93966.)
      4.2          Series A Warrant Agreement.   (Incorporated by reference to Exhibit No. 4.2 to the
                   Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      4.3          Form of Series C Warrant Certificate.   (Incorporated by reference to Exhibit No. 4.3
                   to the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-
                   93966.)
      4.4          Series C and Series D Warrant Agreement.   (Incorporated by reference to Exhibit No.
                   4.4 to the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-
                   93966.)
      4.5          Form of Series D Warrant Certificate.   (Incorporated by reference to Exhibit No. 4.5
                   to the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-
                   93966.)
      4.6          Series D Warrant Agreement.   (Incorporated by reference to Exhibit No. 4.6 to the
                   Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      4.7          Form of Series E Warrant Certificate.   (Incorporated by reference to Exhibit No. 4.7
                   to the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-
                   93966.)
      4.8          Series E Warrant Agreement.  (Incorporated by reference to Exhibit No. 4.8 to the
                   Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      4.9          Form of Placement Agent Warrant.   (Incorporated by reference to Exhibit No. 4.9 to
                   the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      4.10         Form of Series F Warrant Certificate.
      4.11         Series F Warrant Agreement.
      10.1         Amended and Restated Joint Venture Agreement between BioSafe, Inc. and BioMed
                   Environmental Systems, Inc., dated December 24, 1992.   (Incorporated by reference
                   to Exhibit No. 10.1 to the Registration Statement on Form S-1 of BioSafe International,
                   Inc., No. 33-93966.)
      10.2         Agreement between BioSafe, Inc. and the Town of Fairhaven, Massachusetts, dated
                   July 24, 1995.   (Incorporated by reference to Exhibit No. 10.2 to the Registration
                   Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      10.3         Letter Agreement from the Town of Fairhaven to the Company, dated June 20, 1995.
                   (Incorporated by reference to Exhibit No. 10.3 to the Registration Statement on Form
                   S-1 of BioSafe International, Inc., No. 33-93966.)
      10.4         Agreement and Plan of Merger dated as of March 17, 1995, among the Company, Zoe
                   Resources, Inc., certain stockholders of the Company and BioSafe, Inc.


                   (Incorporated by Reference to Exhibit 2.1 of the Company's Current Report on
                   Form 8-K, dated March 29, 1995.)
      10.5         1995 Stock Option Plan (Incorporated by Reference to Exhibit 10.1 of the Company's
                   Current Report on Form 8-K, dated March 29, 1995.)
      10.6         Employment Agreement between S. Russell Sylva and the Company.   (Incorporated by
                   reference to Exhibit No. 10.7 to the Registration Statement on Form S-1 of BioSafe
                   International, Inc., No. 33-93966.)
      10.7         Employment Agreement between Robert Rivkin and the Company.   (Incorporated by
                   reference to Exhibit No. 10.8 to the Registration Statement on Form S-1 of BioSafe
                   International, Inc., No. 33-93966.)
      10.8         Selling Agreement between the Company and U.S. Sachem Financial Consultants,
                   L.P., dated March 29, 1995.   (Incorporated by reference to Exhibit No. 10.9 to the
                   Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      10.9         Consulting Agreement between the Company and Liviakis Financial Communications,
                   Inc., dated February 1, 1995.   (Incorporated by reference to Exhibit No. 10.10 to the
                   Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      10.10        Agreement between BioSafe, Inc. and Waste Management of Rhode Island, Inc., dated
                   July 31, 1995.   (Incorporated by reference to Exhibit No. 10.11 to the Registration
                   Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      10.11        Agreement between BioSafe, Inc. and the Town of South Hadley, Massachusetts, dated
                   August 22, 1995.   (Incorporated by reference to Exhibit No. 10.12 to the Registration
                   Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      10.12        Agreement between BioSafe, Inc. and Janos Szombathy, dated April 4, 1995.
                   (Incorporated by reference to Exhibit No. 10.13 to the Registration Statement on Form
                   S-1 of BioSafe International, Inc., No. 33-93966.)
      10.13        USA Tire Recycling, LLC Pre-Formation Agreement between Michael A. Bowers and
                   BioSafe, Inc., dated April 3, 1995.   (Incorporated by reference to Exhibit No. 10.14 to
                   the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      10.14        Asset Purchase and Stockholders' Agreement among BioSafe International, Inc.,
                   BioSafe Landfill Technology, Inc., Cairns Associates, Inc. and Benjamin F. Cairns,
                   dated December 28, 1995.
      10.15        Form of 10% Convertible, Redeemable, Subordinated Note Due 2000.
      10.16        Venture Agreement and Engineering Services and License Agreement relating to
                   BioSafe Europe, plc.
      16.1         Letter regarding change in certifying accountant.  (Incorporated by reference to
                   Exhibit A to the Current Report on Form 8-K/A of BioSafe International, Inc.,
                   dated July 31, 1995.)
      21.1         Schedule of Subsidiaries.   (Incorporated by reference to Exhibit No. 21.1 to the
                   Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)
      23.1         Consent of KPMG Peat Marwick LLP

(b) Financial Statement Schedules

         1.        Quarterly Results of Operations (unaudited).

(c) Reports on Form 8-K

    None.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                           BIOSAFE INTERNATIONAL, INC.


Date: May 6, 1996          By:  PHILIP STRAUSS
                                ------------------------------------------------
                                Philip Strauss
                                Chief Executive Officer, President and Treasurer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Date: May 6, 1996          PHILIP STRAUSS
                           -----------------------------------------------------
                           Philip Strauss
                           Chief Executive Officer, President and Treasurer
                           (Principal Executive Officer)


Date: May 6, 1996          ROBERT RIVKIN
                           -----------------------------------------------------
                           Robert Rivkin
                           Vice President, Chief Financial Officer and Secretary
                           (Principal Financial and Accounting Officer)


Date: May 6, 1996          JAY MATULICH
                           -----------------------------------------------------
                           Jay Matulich, Director


Date: May 6, 1996
                           -----------------------------------------------------
                           Marguerite A. Piret, Director


Date: May 6, 1996
                           -----------------------------------------------------
                           Daniel J.  Shannon, Director


Date: May 6, 1996          BARRY SIMMONS
                           -----------------------------------------------------
                           Dr. Barry  Simmons, Director


Date: May 6, 1996          BILL G. TAYLOR
                           -----------------------------------------------------
                           Bill G. Taylor, Director

                                                     STOCKHOLDER INFORMATION
- --------------------------------------------------------------------------------
ANNUAL MEETING

     The Annual Meeting of Stockholders of BioSafe International, Inc. will be held at the offices of Goodwin, Procter & Hoar LLP, Second Floor Conference Center, 53 State Street, Boston, MA 02109, on Monday, June 24, 1996, at 4:00 p.m. A formal notice of the meeting, together with a proxy statement and proxy card, is being mailed to stockholders with this Annual Report.

- -------------------------------------------------------------------------------
FORM 10-K AND OTHER REPORTS

     Additional copies of this Annual Report to Stockholders, which contains the Company's Annual Report to the Securities and Exchange Commission on Form 10-K (without exhibits), a copy of the exhibits to the Annual Report on Form 10-K and copies of quarterly reports may be obtained without charge by writing to:
Secretary, BioSafe International, Inc., 10 Fawcett Street, Cambridge, MA 02138.

- --------------------------------------------------------------------------------
STOCKHOLDER INFORMATION

         Transfer Agent

         InterWest Transfer Co.
         1981 East 4800 So., Suite 100
         Salt Lake City, UT  84117

         Independent Auditors

         KPMG Peat Marwick, L.L.P.
         99 High Street
         Boston, MA  02110

         General Counsel

         Goodwin, Procter & Hoar LLP
         53 State Street
         Boston, MA  02109

                                                     CORPORATE INFORMATION
As of May 8, 1996
- --------------------------------------------------------------------------------
DIRECTORS

         Jay J. Matulich*o
         Senior Vice President
         Capital Growth International LLC

         Philip Strauss
         Chief Executive Officer, Chief Operating Officer and Treasurer

         Richard S. Golub
         President
         Worldwide Information Systems

         William B. Philipbar
         Director
         Matlack Systems, Inc.

         Marguerite Piret
         Principal
         Newbury, Piret & Co., Inc.

         Daniel J. Shannon*
         Director
         LaSalle Street Capital Management, LTD.

         Barry Simmons
         Physician
         Brigham Orthopedic Associates, Inc.

         Bill G. Taylor*
         Retired
         Former President and Chief Operating Officer,
         The Halliburton Services Company


*     Executive Committee
o Compensation Committee (pending the appointment of one or more additional members)


PRINCIPAL OFFICERS

      Philip Strauss
      Chief Executive Officer, Chief Operating Officer and Treasurer

      Robert Rivkin
      Vice President, Chief Financial Officer and Secretary

      S. Russell Sylva
      Vice President